AR/S

EXCEEDING EXPECTATIONS



P.E. 12-31-02 0-32837





APR 16 2003



2002 ANNUAL REPORT

PROCESSED
APR 17 2003
THOMSON FINANCIAL



United Surgical Partners
INTERNATIONAL

INC

COMPANY PROFILE

At March 31, 2003, Dallas, Texas-based United Surgical Partners International, the leader in affiliations with not-for-profit healthcare system partners, operated 26 domestic facilities through strategic relationships with 11 major not-for-profit healthcare system partners. In total, the Company owned and operated 65 surgical facilities in the United States, Spain and the United Kingdom.

NOTICE OF ANNUAL MEETING

The Annual Meeting of Shareholders will be held on May 12, 2003, at 10:30 a.m. local time, in the Mayfair Room at the Hotel Inter-Continental Dallas, 15201 Dallas Parkway, Addison, Texas.







FINANCIAL HIGHLIGHTS *(in thousands, except per share data)*

Years Ended December 31,	**2002**	2001
Revenues	**$ 342,386**	$ 244,368
Operating expenses excluding depreciation and amortization	**244,827**	184,478
Depreciation and amortization	**26,530**	26,116
Operating income	**71,029**	33,774
Interest expense, net	**(24,929)**	(17,268)
Loss on early retirement of debt	**–**	(7,466)
Impairment of investment securities	**(1,057)**	–
Other	**(151)**	146
Income before minority interests	**44,892**	9,186
Minority interests in income of consolidated subsidiaries	**(14,846)**	(7,558)
Income before income taxes	**30,046**	1,628
Income tax (expense) benefit	**(10,446)**	1,122
Net income	**19,600**	2,750
Preferred stock dividends	**–**	(2,684)
Net income attributable to common stockholders	**$ 19,600**	$ 66
Diluted earnings per share:		
Earnings per share before loss on early retirement of debt and impairment of investment securities	**$ 0.79**	$ 0.26
Loss on early retirement of debt	**–**	(0.26)
Impairment of investment securities	**(0.04)**	–
Total	**$ 0.75**	$ –
Shares used in computing diluted earnings per share	**26,056**	19,291

At Year End	**2002**	2001
Total assets	**$ 727,285**	$ 556,857
Long-term debt	**$ 276,703**	$ 238,681
Stockholders' equity	**$ 322,261**	$ 226,527

EBITDA - less minority interests *(in thousands)*

Year	EBITDA
99	$4,660
00	$19,455
01	$52,332
02	$82,713

Frisco Medical Center, Dallas, Texas



Frisco Medical Center, a 13-bed hospital with six operating rooms, opened in September 2002. The hospital was the first surgical hospital operated in partnership with Baylor Healthcare System. At December 31, 2002, United Surgical Partners International operated 14 facilities in partnership with Baylor.



In partnership

with
physicians and
not-for-profit hospitals,
we have forged a diverse enterprise that is
unified by exceptional
expertise.

LETTER TO SHAREHOLDERS


Donald E. Steen
Chairman and Chief Executive Officer

Every single day, thousands of people in the United States and Western Europe will learn that they need a surgical procedure. It was true two decades ago, when senior officers of our management team first became involved in this field. Two decades from now, it will be true for even greater numbers of people, as technological advances make possible new procedures that can only be imagined today.

While the need for surgeries is a constant, the delivery of those services continues to evolve. Underlying that evolution, however, is one fundamental truth about our company. Amid a variety of environments — America, Spain, the United Kingdom, managed care and fee-for-service — a common denominator for our success is uncommon skill in managing surgical services. For us, that skill represents an international language that has enabled United Surgical Partners International to translate opportunities in differing nations and market situations into demonstrably positive results, not only for our company but for physicians, hospital partners, payors and, most of all, patients. In partnership with physicians and not-for-profit hospitals, we have forged a diverse enterprise that is united by exceptional expertise; by a commitment to high-quality, cost-effective care; and by a track record of exceeding the expectations of all the parties we serve.

Strength in Numbers

The strength of our operating strategy and business model is confirmed by our outstanding financial results. Our financial performance in 2002 exceeded even our own optimistic goals, demonstrating in yet another way the value of our relationships with healthcare systems and our physician partners in this joint effort to improve the quality of care and contain the cost of that care. During 2002, more than 280,000 patients had their procedure performed at one of our facilities, and, on a same-facility basis, the volume in our U.S. facilities increased 17%.

For the year ended December 31, 2002, net revenues were $342.4 million, up 40% from $244.4 million in the prior year. Net income attributable to common stockholders for 2002 totaled $20.7 million, or $0.79 per diluted share, excluding the $1.1 million impairment charge on investment securities, versus net income attributable to common stockholders of $5.0 million, or $0.26 per diluted share, excluding the loss on early retirement of debt, in the prior year. Including the impairment charge on investment securities, net income attributable to common shareholders for 2002 totaled $19.6 million, or $0.75 per diluted share, versus net income attributable to common stockholders for the year ended December 31, 2001 of $66,000, or breakeven per diluted share, including the loss on early retirement of debt. Earnings before interest, taxes, depreciation and amortization less minority interests increased 58% to $82.7 million for the year ended December 31, 2002, versus $52.3 million for the year ended December 31, 2001.

Long Experience For A Changing Landscape

Not so long ago, surgery meant a hospital stay for most patients. Even the relatively small number of procedures performed on an outpatient basis were confined almost entirely to hospital settings. Over the past two decades, however, the landscape in the United States and Western Europe has changed dramatically, and in very different ways. Today, 70% of the more than 35 million surgeries in the United States are performed on an outpatient basis; of these, a steadily increasing number occur in a freestanding surgical facility. In Western Europe, meanwhile, more and more candidates for surgeries are opting out of their countries' national health services, which afford nearly universal coverage. Because there can be significant delays and backlogs for diagnostic and elective surgical procedures and for operations that are less time-sensitive, many people are turning to private hospitals, where they can receive immediate care from the physician of their choice and enjoy more personalized service and greater privacy.

United Surgical Partners International's leadership team has been involved in managing surgeries for more than 20 years. The continuity of that experience has provided a critical advantage in an era of rapid change. It has endowed our company with an agility and depth of operational knowledge that has allowed United Surgical Partners International to capitalize on the evolving marketplace for surgical services in the United States, where we operate ambulatory surgery centers, and in Western Europe, where we own and manage private surgical hospitals. While our business may take on a different outward appearance from state to state and country to country, at its core the task is the same everywhere: managing services to facilitate a quality result for patients served.

United States: Accelerating Outpatient Trend

Surgeries are typically an important component of a hospital's financial well being. Within the past decade, however, they also have become one of the most challenging areas for hospitals to address. As the shift of many surgeries to outpatient settings continues to accelerate, hospitals have been forced to develop new strategies to remain competitive and retain patients.

For a variety of reasons, that trend is growing stronger with each passing year. We have witnessed rapid advances in surgical technology and techniques, such as minimally invasive procedures. Meanwhile, as the government, private insurance programs and managed care payors continue to face pressure to reduce their costs, they inevitably apply pressure in turn upon healthcare providers — who have recognized that outpatient surgical centers operate more cost-effectively than tertiary care hospitals while maintaining and even improving service and quality.

Within this broad evolutionary shift, another significant change is taking place: a growing move toward ambulatory surgical centers that are not situated within hospital facilities. Outpatient surgery centers have proven by far to be the most cost-effective setting for outpatient surgical procedures. But that is not the only reason behind their dramatic growth. Many hospital-based surgery departments, for one thing, already are operating at or above capacity. By shifting outpatient procedures to an ambulatory center, hospitals can often address two critical needs. The new center relieves pressure on the hospital's inpatient surgical facilities while enabling them to serve more patients — and retain a greater share of



Outpatient surgery centers have proven by far to be the most cost-effective setting for OUTPATIENT SURGICAL PROCEDURES.

Toms River Surgery Center, Toms River, New Jersey



Toms River Surgery Center is the Company's second *de novo* facility in partnership with Meridian Health System. United Surgical Partners International's *de novo* program has been extremely successful, with new centers producing EBITDA margins over 30% in the first year.

Clinica Sagrado Corazón, Seville, Spain



Clinica Sagrado Corazón is a 95-bed facility with nine operating rooms. The facility has been very successful financially, while maintaining its position as the market leading private provider in Seville, Spain.



Within
a relatively short time,
UNITED SURGICAL PARTNERS INTERNATIONAL
has emerged as a leader in the
development and **operation**
of short-stay surgeries on
TWO CONTINENTS.

more complex surgical volume. Meanwhile, ease of access, streamlined scheduling, efficient operations and state-of-the-art facilities specifically designed to accommodate outpatient surgeries all combine to make a dedicated outpatient center attractive to healthcare systems, physicians and patients.

As a result of all these factors, a freestanding surgical facility is fast becoming an essential component of any major healthcare system. Large urban hospitals also understand the need to respond quickly to head off competing interests and reduce costs. Accordingly, some are actively seeking partners with the expertise to develop and operate new outpatient centers. United Surgical Partners International, which has quickly become a leading operator and developer of private surgery centers in the United States, is singularly positioned to meet this need — and to take advantage of the enormous potential of a growing market.

Building Partnerships That Build On Trust

Our strategy is relatively simple: to cultivate strategic partnerships in targeted markets with both surgeons and leading not-for-profit healthcare systems. Our partners are some of the leading health systems in the country. They include Baylor Health Care System in Dallas, Texas; Memorial Hermann Healthcare System in Houston, Texas; Saint Thomas Health System of Nashville, Tennessee; Northside Hospital in Atlanta, Georgia; Catholic Healthcare West in Las Vegas, Nevada and Phoenix, Arizona; Meridian Health System of Wall, New Jersey; Decatur General Hospital, Decatur, Alabama; Robert Wood Johnson University Hospital of East Brunswick, New Jersey; Covenant Healthcare, Knoxville, Tennessee; and the Johnson City Medical Center, Johnson City, Tennessee.

With these hospital partners, United Surgical Partners International has created value-added relationships. Working with us enables these systems to reap all of the competitive advantages of maintaining ambulatory surgical centers — such as greater cost efficiency and patient convenience — while relieving them of the burden of providing the operational expertise and capital investment. The hospitals in turn can forge stronger relationships with their own surgeons, who often share in the ownership of freestanding surgery centers and who can perform more procedures each day in a more productive environment. In addition, these health systems can provide greater access to high quality, service-oriented facilities in the communities where we and our hospital partners jointly operate.

Meanwhile, our strategy allows United Surgical Partners International to gain increasing recognition based upon the success of our business model as confirmed by relationships with outstanding hospital systems. Through their strength and reputations, we enjoy immediate credibility — even as a relatively young company — upon entering new markets. And that credibility translates into closer alignment with hospital-affiliated surgeons, greater access to managed care agreements and, ultimately, stronger patient volume.

Building Excellence From The Ground Up

United Surgical Partners International's external growth continues to be impressive. By the end of 2002, our company operated 54 ambulatory surgical facilities in the United States. A large proportion of these centers are concentrated in target markets such as Dallas/Fort Worth, Nashville, Houston and

Atlanta. In many cases, we have acquired ownership in existing facilities that were developed by our hospital and physician partners — a strategy that we continue to follow.

Recently, however, we have accelerated our efforts at developing "*de novo*" centers that, in conjunction with hospitals and surgeons, we build from the ground up. We now have opened 16 such facilities, and their number will increase. During 2002, we opened six new centers — one in Houston, Texas; one in Nashville, Tennessee, three in the greater Dallas/Fort Worth area, and one in Toms River, New Jersey.

To a greater extent than with facilities we acquire, *de novos* enable us to target the most favorable locations (many in suburban growth areas), to help design new centers for optimal convenience and efficiency, and to accommodate new technologies and procedures. They also offer the benefit of continuity; in new facilities, our management teams can hit the ground running instead of going through a transitional period following an acquisition. In a broader sense, these new facilities strengthen our local networks, provide greater access to the community and enable United Surgical Partners International and our partners to gain a greater competitive advantage.

That advantage is reflected in the outstanding operating results of our *de novo* facilities. In their first year, these new centers not only have achieved positive earnings but also achieved volume levels that result in EBITDA margins over 30%. Given such a record of strong returns on investment, it is easy to understand why developing additional de novo outpatient facilities is becoming a centerpiece of our strategy in the United States.

Engineering Excellence From Within

Partnering with leading hospital systems and physicians lends credibility to United Surgical Partners International. In their eyes, our company's own credibility as partners resides not just in our ability to manage surgical facilities but facilitating surgical excellence. That is the goal of United Surgical Partner's EDGE (Every Day Giving Excellence) program — a proprietary measuring system by which we track the clinical service and financial performance of our centers. By capturing and analyzing a host of clinical and service data — such as the turnaround time between procedures, complication rates, and on-time starts — we can share best practices. And, we can quantify our efficiency to prospective hospital and physician partners, who view United Surgical Partner's EDGE as a critical tool for enhancing not only their own performance but also the satisfaction of their patients.

Europe: The Shift to Private Healthcare Continues

In Western Europe, different circumstances have created a different but no less compelling opportunity — for the acquisition and new development of private surgical hospitals. It, too, involves a simple strategy: developing a strong network of facilities in selected markets.

Today, more and more Europeans have private health insurance to cover elective surgeries. To capitalize on this opportunity, United Surgical Partners International is selectively acquiring private hospitals in Spain and the United Kingdom that focus on surgeries. Again, our strategy is simple: acquire an "anchor" facility in a desirable market and then expand a network of united facilities in that market.

As in the United States, our facilities in Europe create win/win situations. They provide the quality, freedom of choice and faster access to care that patients demand. Just as important, they serve the needs of physicians, who drive decisions about where surgeries will be performed.


William H. Wilcox
President

Cultivating A Fertile Field

Within a relatively short time, United Surgical Partners International has emerged as a leader in the development and operation of short-stay surgeries on two continents. In the coming years, we will not be satisfied to merely maintain that position. We aim to solidify it — to grow in size and strength — and in value to the partners with whom we work and the patients we serve.

Our field is still in its early stages of development. The factors that have driven nearly 200% growth in procedures performed at freestanding surgical centers over the past decade are continuing. Even with the increasing penetration of freestanding surgical centers, however, nearly three-fourths of all outpatient surgeries in the United States are still performed by hospital surgical departments. In Europe, meanwhile, patients often endure long waiting lists as the national health systems continue to struggle with the provision of care to an ever-increasing and aging population. We believe the ability of private providers of healthcare, such as United Surgical Partners International, to reduce those patient waiting lists positions these organizations for future growth.

The environments on both continents create an opportunity for United Surgical Partners International. Our results in Europe and America, we believe, testify to the validity of our approach toward pursuing that opportunity. We are focusing on not only enhancing our relationships with our current hospital partners, but also developing new relationships with high quality health systems in selected markets around the United States. Our acquisition and development pipeline remains active and productive. We are strengthening our local networks through an increasing number of de novo facilities, whose growth has outpaced even that of our company overall. Our recent past — and, even more, the long-term experience of our leadership team — provide a roadmap of our direction for the future. It is a future to which we eagerly look forward.

Thank you for being a part of our success during 2002. We believe the coming years will be more exciting and rewarding for our shareholders and employees, and we appreciate your investment and support.

Sincerely,

Donald E. Steen
Chairman & Chief Executive Officer

William H. Wilcox
President

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of operations data set forth below for the period from February 27, 1998 (inception) through December 31, 1998 and the years ended December 31, 1999, 2000, 2001 and 2002, and the consolidated balance sheet data at December 31, 1998, 1999, 2000, 2001, and 2002 are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent auditors.

The historical results presented below are not necessarily indicative of results to be expected for any future period. The comparability of the financial and other data included in the table is affected by our loss on early retirement of debt in 2001, our impairment of investment securities in 2002, our acquisition of OrthoLink on February 12, 2001 and of Aspen Healthcare Holdings Limited on April 6, 2000 as well as other acquisitions completed since our inception. For a more detailed explanation of this financial data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this report.

	Years Ended December 31,				Period from 2/27/98 (inception) through
(in thousands, except per share and facility data)	**2002**	2001[a]	2000	1999	12/31/98
Consolidated Statement of Operations Data:					
Total revenues	**$342,386**	$244,368	$138,408	$ 70,413	$ 20,572
Operating expenses excluding depreciation and amortization	**244,827**	184,478	116,621	65,635	22,788
Depreciation and amortization	**26,530**	26,116	14,138	7,875	2,015
Operating income (loss)	**71,029**	33,774	7,649	(3,097)	(4,231)
Other income (expense):					
Interest income	**792**	852	912	329	722
Interest expense	**(25,721)**	(18,120)	(12,540)	(3,145)	(497)
Loss on early retirement of debt	**–**	(7,466)	–	–	–
Impairment of investment securities	**(1,057)**	–	–	–	–
Other	**(151)**	146	(782)	(362)	(246)
Income (loss) before minority interest	**44,892**	9,186	(4,761)	(6,275)	(4,252)
Minority interest in (income) loss of consolidated subsidiaries	**(14,846)**	(7,558)	(2,332)	(118)	23
Income tax (expense) benefit	**(10,446)**	1,122	(1,070)	(451)	301
Net income (loss)	**19,600**	2,750	(8,163)	(6,844)	(3,928)
Net income (loss) attributable to common stockholders [b]	**$ 19,600**	$ 66	$ (14,134)	$ (8,540)	$ (4,356)
Share Data:					
Net income (loss) attributable to common stockholders:					
Basic earnings (loss) per share:	**$ 0.79**	$ –	$ (1.80)	$ (1.17)	$ (1.29)
Diluted earnings (loss) per share:	**$ 0.75**	$ –	$ (1.80)	$ (1.17)	$ (1.29)
Weighted average number of common shares:					
Basic	**24,925**	18,380	7,850	7,308	3,366
Diluted	**26,056**	19,291	7,850	7,308	3,366

(in thousands, except per share and facility data)	Years Ended December 31, 2002	2001[(a)]	2000	1999	Period from 2/27/98 (inception) through 12/31/98
Other Data:					
Number of facilities operated as of the end of period	**64**	49	33	28	16
EBITDA [(c)]	**$ 97,559**	$ 59,890	$ 21,787	$ 4,778	$ (2,216)
EBITDA less minority interests [(c)]	**82,713**	52,332	19,455	4,660	(2,193)
Cash flows from operating activities	**59,205**	40,857	11,002	4,190	621

(dollars in thousands)	As of December 31, 2002	2001	2000	1999	1998
Consolidated Balance Sheet Data:					
Working capital	**$ 51,412**	$ 40,285	$ (58,213)	$ 10,461	$ 18,490
Cash and cash equivalents	**47,571**	33,881	3,451	3,817	4,965
Total assets	**727,285**	556,857	330,396	176,703	124,792
Total debt	**276,703**	238,681	187,767	72,684	11,675
Redeemable preferred stock	**–**	–	32,819	36,040	34,344
Total stockholders' equity	**322,261**	226,527	48,797	36,571	52,103

[(a)] *Reflects the reclassification of a $7.5 million loss on early extinguishment of debt from extraordinary items to other expense and provision for income taxes, reflecting our adoption, as of December 31, 2002, of Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS No. 145).*

[(b)] *Includes preferred stock dividends of $428, $1,696, $5,971, $2,684 and $-0- for the period from February 27, 1998 (inception) through December 31, 1998 and the years ended December 31, 1999, 2000, 2001 and 2002, respectively. No common stock dividends were declared or paid in any period.*

[(c)] *EBITDA is calculated as operating income plus depreciation and amortization. EBITDA should not be considered in isolation or as a substitute for net income (loss), operating income (loss), cash flows provided by operating activities or any other measure of operating performance calculated in accordance with generally accepted accounting principles. EBITDA is widely used by financial analysts as a measure of financial performance. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this report.

OVERVIEW

We operate surgery centers and private surgical hospitals in the United States and Western Europe. As of December 31, 2002, we operated 64 facilities, consisting of 54 in the United States, eight in Spain, and two in the United Kingdom. Of the 54 U.S. facilities, 26 are jointly owned with ten major not-for-profit healthcare systems. Overall, as of December 31, 2002, we held ownership interests in 61 of the facilities and operated the remaining three facilities, all in the United States, under management contracts.

For the year ended December 31, 1999, our first full year in operation, we generated $70.4 million of revenues, a $3.1 million operating loss and $4.7 million of EBITDA less minority interest. For the year ended December 31, 2002, our revenues had grown to $342.4 million, we generated $71.0 million of operating income and our EBITDA less minority interests had grown to $82.7 million.

CRITICAL ACCOUNTING POLICIES

Our management is required to make certain estimates and assumptions during the preparation of our consolidated financial statements in accordance with generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates. Certain of our accounting policies and estimates have a more significant impact on our financial statements than others, due to the size of the underlying financial statement elements.

Consolidation. Our determination of the appropriate consolidation method to follow with respect to our investments in subsidiaries and affiliates is based on the amount of control we have, combined with our ownership level, in the underlying entity. Our consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and other subsidiaries over which we have control. Our investments in subsidiaries in which we have the ability to exercise significant influence over operating and financial policies, but do not control (including subsidiaries where we have less than 20% ownership) are accounted for on the equity method. All of our other investments are accounted for on the cost method.

Accounting for an investment as either consolidated versus equity method generally has no impact on our net income or stockholders' equity in any accounting period, but does impact individual income statement and balance sheet balances, as consolidation effectively grosses up our income statement and balance sheet. However, if control or influence aspects of an equity method investment were different, it could result in us being required to account for an investment by consolidation or using the cost method. Under the cost method, the investor only records its share of the underlying entity's earnings to the extent that it received dividends or distributions from the investee. Under the cost method, the investor does not record its share of income or losses of the investee. Conversely, under either consolidation or equity method accounting, the investor effectively records its share of the underlying entity's net income or loss based on its ownership percentage. At December 31, 2002, $0.3 million of the Company's total investment in unconsolidated affiliates of $18.7 million relates to investments that are accounted for using the cost method and the remaining $18.4 million represents investments in unconsolidated affiliates accounted for using the equity method.

Revenue Recognition. We recognize revenue in accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, which has four basic criteria that must be met before revenue is recognized:

- Existence of persuasive evidence that an arrangement exists;
- Delivery has occurred or services have been rendered;
- The seller's price to the buyer is fixed and determinable; and
- Collectibility is reasonably assured.

Our revenue recognition policies are consistent with these criteria. Our revenues that are subject to the most judgment are those patient service revenues that are not generated under contracted or government mandated fee schedules or discount arrangements. Approximately 14% of our net revenues for the year ended December 31, 2002 were generated by noncontracted and nongovernment payors. The allowances that we record for these revenues are based on our best estimates of expected actual reimbursement based primarily on historical collections for similar transactions.

Income Taxes. Management accounts for income taxes under the asset and liability method. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. If, in the opinion of management, it is more likely than not that some or all of the deferred tax assets may not be realized, deferred tax assets are reduced by a valuation allowance.

Intangible Assets. Beginning January 1, 2002, we also consider our accounting policy regarding intangible assets to be a critical accounting policy given the significance of intangible assets as compared to our total assets and the recent changes in accounting for intangible assets required under Statement of Financial Accounting Standards No. 142, *Accounting for Goodwill and Other Intangible Assets* (SFAS No. 142), which was issued by the Financial Accounting Standards Board on July 20, 2001 and was adopted by us as of January 1, 2002. SFAS No. 142 requires the cessation of amortization of goodwill and identifiable intangible assets which do not have finite lives and requires that all intangible assets be tested for impairment at least annually. We adopted this standard on January 1, 2002, which did not result in impairment in any of our reporting units, which we determined to be at our operating segment (country) level.

ACQUISITIONS, EQUITY INVESTMENTS AND DEVELOPMENT PROJECTS

In March 2003, we acquired a surgical hospital in Marbella, Spain, for approximately $9.2 million in cash. In addition, we agreed to pay up to an additional total of $4.8 million to the sellers, depending on the resolution of certain contingencies over the next four years.

During 2002, four surgery centers and two private surgical hospitals developed by us in the United States opened and began performing cases.

In December 2002, we acquired an additional 29% of a surgery center in Torrance, California, in which we had previously been a minority owner, for $9.3 million in cash, bringing our total ownership in the facility to 63% and triggering our consolidation of the facility in our financial statements.

In October 2002, we acquired an 80% interest in a surgery center in Lyndhurst, Ohio, for $8.1 million in cash.

In August 2002, with an effective date of July 1, 2002, we acquired an additional 35% interest in a surgery center in Arlington, Texas (Arlington) for total consideration of $8.0 million, consisting of $6.9 million in cash and $1.1 million of our common stock, bringing our total ownership interest in the center to 45%.

Because we own a majority of a subsidiary that owns a majority of the surgery center and maintains effective control through this ownership interest and through our operation of the center pursuant to a management contract, we consolidated the results of Arlington's operations in our financial statements.

In June 2002, we acquired a 57% interest in a surgery center in Middleburg Heights, Ohio, a suburb of Cleveland, for $2.1 million in cash.

In May 2002, we acquired a 67% interest in a surgery center in Corpus Christi, Texas for $10.8 million in cash.

In March 2002, we acquired SURGICOE Corporation, which owns, manages, and develops surgical facilities in Georgia, Oklahoma, and Texas. We paid the shareholders of SURGICOE approximately $5.3 million in cash. The terms of the agreement provide for us to make additional payments in the future should certain facilities, including some that are operational and some that are currently under development, meet specified performance targets.

In February 2002, we acquired a surgical hospital in Murcia, Spain, for total consideration of approximately $8.2 million in cash (of which $7.5 million was paid upon the consummation of the acquisition and $0.7 million will be paid on the first anniversary of the consummation of the acquisition) and approximately $12.6 million in assumed capital lease obligations.

We also engage in investing transactions that are not business combinations, consisting primarily of purchases and sales of noncontrolling equity interests in surgical facilities and the investment of additional cash in surgical facilities under development. During the year ended December 31, 2002, these transactions resulted in net cash outflows of $12.4 million. The most notable transactions were acquisitions of noncontrolling interests in surgery centers in the following markets: Austintown, Ohio, the first of three centers we began operating in northern Ohio in 2002; Destin, Florida, which is our third center in Florida; East Brunswick, New Jersey, through a newly formed joint venture with Robert Wood Johnson University Hospital; and Atlanta, Georgia, where we increased our existing ownership in one of the six facilities we operate in Georgia.

During the fourth quarter of 2001, we acquired ownership interests in four surgery centers through separate transactions, expanding to three additional markets in the U.S. In October 2001, we acquired a 66% interest in a surgical facility in Sarasota, Florida for a total consideration of approximately $3.4 million in cash and approximately $1.3 million in assumed debt. During November 2001, we completed two acquisitions:(1) an 80% interest in a surgical facility in West Covina, California (Los Angeles area) for a total consideration of approximately $10.8 million in cash and approximately $1.2 million in assumed debt and (2) an 83% interest in a surgical facility in Fredericksburg, Virginia, for a total consideration of approximately $6.3 million in cash, a warrant to acquire 25,000 shares of our common stock at a price equal to approximately $16.45 per share and approximately $700,000 in assumed debt. In December 2001, we expanded our presence in the Los Angeles area by acquiring a 35% interest in a surgical facility in Torrance, California for a total consideration of approximately $11.0 million.

During July 2001, we acquired a controlling interest in a surgery center in Fort Worth, Texas for approximately $14.0 million in cash. We had previously operated this surgery center under a management contract. In addition, in July and August 2001, we opened newly developed surgery centers in Knoxville, Tennessee, and Lawrenceville, Georgia.

On February 12, 2001, we completed a merger with OrthoLink. The transaction was funded through the issuance of 3,367,651 shares of our common stock to OrthoLink stockholders. OrthoLink was incorporated in 1996 and, as of February 1, 2001, held a direct or indirect ownership interest in eight surgery centers. We

also held an ownership interest in and managed one of these centers. OrthoLink managed six of the eight surgery centers in which it held an ownership interest and managed two additional surgery centers in which it had no ownership interest. In addition, OrthoLink has service agreements with 14 physician groups in six states. OrthoLink's physician practice management operations are not, and are not expected to be in the future, a material part of our business.

In April 2000, we acquired 100% of the outstanding common stock of Aspen Healthcare Holdings Limited that owns and operates two private surgical hospitals in England. We paid approximately $89.2 million in cash for that acquisition, approximately $54.0 million of which we borrowed under a credit agreement denominated in British pounds with a commercial lender. Additionally, during 2000, we acquired two hospitals and a radiology center in Madrid, Spain through three separate transactions. We paid approximately $32.2 million for these three acquisitions. Also, during 2000, we opened two newly developed surgery centers in the United States.

SOURCES OF REVENUE

Revenues primarily include:

- net patient service revenue for the facilities that we consolidate for financial reporting purposes, which are typically those in which we have ownership interests of greater than 50% or otherwise maintain effective control;
- management and administrative services revenue earned from management contracts, whereby we manage the operations of surgical facilities in which we have varying levels of ownership, and from contracts to provide consulting and specific administrative services to physicians. Management services revenue and expenses earned from and incurred by facilities that we consolidate for financial reporting purposes are eliminated in consolidation and therefore not included in management services revenue or operating expenses in our consolidated statements of operations and accordingly have no impact on consolidated net income; and
- our share of the net income or loss of the unconsolidated facilities that we account for under the equity method of accounting. These amounts are included in revenues as these operations are central to our business strategy. Through our contracts to manage these facilities, we have an active role in their operations. The level of our corporate resources devoted to fulfilling these responsibilities is significant and generally equal to that devoted to the operations of the facilities we consolidate for financial reporting purposes.

The following table summarizes our revenues by type and as a percentage of total revenue for the periods indicated:

	Years Ended December 31,		
	2002	2001	2000
Net patient service revenue	**87%**	86%	96%
Management and administrative services revenue	**9**	11	2
Equity in earnings of unconsolidated affiliates	**3**	2	1
Other income	**1**	1	1
Total revenue	**100%**	100%	100%

The percentage of our total revenues attributable to management and administrative services decreased to 9% for the year ended December 31, 2002 from 11% for 2001 primarily as a result of the additional net patient service revenue resulting from our acquiring controlling interests in surgical facilities during 2001 and 2002. This percentage had increased to 11% for the year ended December 31, 2001 from 2% for 2000 primarily as a result of the additional management and administrative services associated with managing unconsolidated

facilities and service agreements added by the acquisition of OrthoLink in February 2001. Our management and administrative services revenues are earned from the following types of activities:

(dollars in thousands)	Years Ended December 31, 2002	2001	2000
Management of surgical facilities	$ 9,556	$ 5,594	$ 2,158
Consulting and other services provided to physicians and related entities	21,682	20,555	–
Total management and administrative service revenues	$ 31,238	$ 26,149	$ 2,158

The majority of our management and administrative services revenue earned from providing services to physicians and related entities resulted from our acquisition of OrthoLink Physicians Corporation (OrthoLink) February 12, 2001. Our results for the year ended December 30, 2001 include only ten and one-half months of OrthoLink operations.

The following table reflects the summarized results of the unconsolidated facilities that we account for under the equity method of accounting

(dollars in thousands)	Years Ended December 31, 2002	2001	2000
Total revenues	$ 141,166	$ 84,278	$ 33,387
Depreciation and amortization	7,189	4,552	2,730
Operating income	41,913	23,733	3,669
Interest expense, net	4,077	1,974	1,059
Net income	37,279	21,371	2,656
Long-term debt	66,596	27,264	11,780
USPI's equity in earnings of unconsolidated affiliates	9,454	5,879	844
USPI's implied weighted average ownership percentage based on affiliates' net income (1)	25.4%	27.5%	31.8%
USPI's implied weighted average ownership percentage based on affiliates' debt (2)	25.6%	23.2%	32.5%
Unconsolidated facilities operated at period end	26	17	9

(1) *Our weighted average percentage ownership in our unconsolidated affiliates calculated based on USPI's equity in earnings of unconsolidated affiliates divided by the total net income of the affiliates for each respective year.*

(2) *Our weighted average percentage ownership in our unconsolidated affiliates calculated based on the total debt of each affiliate multiplied by the percentage ownership USPI held in the affiliate as of the end of each respective year.*

For the year ended December 31, 2002, approximately 60% of our revenues were generated from operations in the United Stated and 40% from Western Europe. For 2001 and 2000, these percentages were 55% and 39% for the United States and 45% and 61% for Western Europe, respectively. The increase in the percentage of our revenues generated in the United States and corresponding decrease in Western Europe resulted from focusing our development and acquisition activities primarily in the United States during 2001 and 2002.

RESULTS OF OPERATIONS

The following table summarizes certain statements of operations items expressed as a percentage of revenues for the periods indicated:

	Years Ended December 31,			
	2002	2001	2000	1999
Total revenues	**100.0%**	100.0%	100.0%	100.0%
Operating expenses, excluding depreciation and amortization	**71.5**	75.5	84.3	93.2
EBITDA	**28.5**	24.5	15.7	6.8
Minority interest in income of consolidated subsidiaries	**4.3**	3.1	1.7	0.2
Depreciation and amortization	**7.7**	10.7	10.2	11.2
Interest and other expense, net	**7.7**	10.0 [1]	9.0	4.5
Income (loss) before income taxes	**8.8**	0.7	(5.2)	(9.1)
Income tax (expense) benefit	**(3.1)**	0.4	(0.7)	(0.6)
Net income (loss)	**5.7%**	1.1%	(5.9)%	(9.7)%

[1] Reflects a reclassification of a loss on early retirement of debt that was classified as an extraordinary item in 2001, but has been reclassified to interest and other expense, net in this presentation, reflecting our adoption of SFAS No. 145.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues increased by $98.0 million, or 40%, to $342.4 million for the year ended December 31, 2002 from $244.4 million for the year ended December 31, 2001. Of this increase, $52.8 million was contributed by facilities acquired or opened since December 31, 2000. The U.S. dollar was weaker relative to the Eurodollar and the British pound during the year ended December 31, 2002 as compared to the same period in the prior year, resulting in a positive impact of $6.1 million on year over year revenues for the facilities in Western Europe that we owned in both 2002 and 2001 ("same store" facilities). Absent this foreign exchange impact, same store facilities in Western Europe contributed $11.6 million more to consolidated revenue in the year ended December 31, 2002 as compared to the same period in 2001. The remaining increase in revenues was contributed principally by same store U.S. facilities, which performed approximately 17% more cases during the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Operating expenses, excluding depreciation and amortization, increased by $60.3 million, or 33%, to $244.8 million for the year ended December 31, 2002 from $184.5 million for the year ended December 31, 2001. Operating expenses, excluding depreciation and amortization, as a percentage of revenues, decreased to 71.5% from 75.5%, primarily as a result of increasing revenue base, operating efficiencies at our facilities and improved economies of scale as we expanded.

EBITDA less minority interest increased $30.4 million, or 58%, to $82.7 million for the year ended December 31, 2002 from $52.3 million for the year ended December 31, 2001. Of this increase in EBITDA less minority interest, $14.9 million was contributed by facilities acquired or opened since December 31, 2000. EBITDA less minority interest, as a percentage of revenues, increased to 24.2% for the year ended December 31, 2002 from 21.4% for the year ended December 31, 2001, primarily as a result of improved operating margins at our facilities and the leveraging of our corporate overhead expenses over the increased revenue.

Depreciation and amortization increased $0.4 million, or 2%, to $26.5 million for the year ended December 31, 2002 from $26.1 million for the year ended December 31, 2001. This amount remained virtually constant

because the reduction in expense resulting from the cessation of goodwill amortization required under SFAS No. 142 largely offset the additional depreciation on tangible assets acquired through acquisitions. Depreciation and amortization as a percentage of revenues decreased to 7.7% for the year ended December 31, 2002 from 10.7% for the year ended December 31, 2001 due to our increased revenue.

Interest expense, net of interest income, increased $7.6 million, or 44%, to $24.9 million for the year ended December 31, 2002 from $17.3 million for the year ended December 31, 2001, primarily as a result of higher levels of outstanding debt during the year ended December 31, 2002 than during the prior year period. We used a portion of the proceeds of our two public offerings of common stock to repay senior and subordinated indebtedness in June 2001 and have incurred debt to fund a portion of our acquisition and development program since that time.

Other expense, net of other income decreased $6.1 million, or 83%, to $1.2 million for the year ended December 31, 2002 from $7.3 million for the year ended December 31, 2001, primarily due to the $7.5 million loss on early retirement of debt recorded in 2001 being so much larger than the $1.1 million impairment of investment securities recorded in 2002.

Provision for income taxes was a net expense of $10.4 million, representing an effective tax rate of 35%, for the year ended December 31, 2002, compared to a net benefit of $1.1 million, representing a negative effective tax rate of 69%, for the year ended December 31, 2001. The increase in our actual provision for income taxes and in our overall effective tax rate primarily results from our accruing no net federal tax expense related to U.S. operations prior to January 1, 2002, at which time we began accruing taxes at rates approximating statutory rates. We utilized net operating loss carryforwards (NOLs) to offset current period income as our U.S. operations achieved profitability for the first time during 2001, and during the fourth quarter of 2001 we fully recognized the benefit of all U.S. NOLs generated during our initial years of operations.

Net income was $19.6 million for the year ended December 31, 2002 compared to $2.8 million for the year ended December 31, 2001. This $16.8 million improvement results primarily from the increased revenues and improved economies of scale related to expenses discussed above.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues increased by $106.0 million, or 77%, to $244.4 million for the year ended December 31, 2001 from $138.4 million for the year ended December 31, 2000. Of this increase in revenues, $59.0 million was contributed by facilities acquired since December 31, 2000, of which $48.1 million was contributed by OrthoLink. An additional $10.2 million was attributable to revenue generated in the first quarter of fiscal 2001 by the two hospitals in the United Kingdom. These hospitals were acquired on April 6, 2000. The exchange rates of the European currencies to the U.S. dollar were lower during the year ended December 31, 2001 as compared to the prior year, resulting in a negative impact of $2.5 million on year over year revenues for the facilities in Western Europe that were owned in both 2001 and 2000 ("same store" facilities). Absent this foreign exchange impact, same store facilities in Western Europe contributed $9.3 million more to consolidated revenue in the year ended December 31, 2001 as compared to 2000. The remaining increase in revenues was contributed by same store U.S. facilities, which performed approximately 18% more cases in the year ended December 31, 2001 as compared to 2000.

Operating expenses, excluding depreciation and amortization, increased by $67.9 million, or 58%, to $184.5 million for the year ended December 31, 2001 from $116.6 million for 2000. Operating expenses, excluding depreciation and amortization, as a percentage of revenues, decreased to 75.5% for the year ended December 31, 2001 from 84.3% for 2000, primarily as a result of improved economies of scale as we expanded.

EBITDA less minority interest increased $32.9 million, or 169%, to $52.3 million for the year ended December 31, 2001 from $19.5 million for 2000. Of this increase in EBITDA less minority interest, $20.4

million was contributed by facilities acquired since December 31, 2000. EBITDA less minority interest, as a percentage of revenues, increased to 21.4% for the year ended December 31, 2001 from 14.1% for 2000, primarily as a result of an improvement of operating margins at our facilities operated in joint ventures with healthcare systems and the leveraging of our corporate overhead expenses over the increased revenue.

Depreciation and amortization increased $12.0 million, or 85%, to $26.1 million for the year ended December 31, 2001 from $14.1 million for 2000 as a result of amortization of the goodwill and other intangibles and depreciation of the additional property and equipment associated with the acquisitions completed during 2000 and 2001. Depreciation and amortization, as a percentage of revenues, increased to 10.7% for the year ended December 31, 2001 from 10.2% for 2000, primarily as a result of the amortization of management contracts and other intangibles associated with the OrthoLink acquisition. In accordance with a preadoption requirement of SFAS No. 142, we did not amortize goodwill resulting from acquisitions consummated after June 30, 2001.

Interest expense, net of interest income, increased 49% to $17.3 million for the year ended December 31, 2001 from $11.6 million for 2000, primarily as a result of the debt assumed in connection with the OrthoLink acquisition and additional borrowings to finance other acquisitions during 2000 and 2001.

Other expense, net of other income, increased $6.5 million to $7.3 million for the year ended December 31, 2001 from $0.8 million for 2001, primarily as a result of our recording a $7.5 million loss on early retirement of debt in 2001, as a result of the early termination of our credit facility in Spain and the retirement of the Senior Subordinated Notes of USP Domestic Holdings, Inc., one of our wholly-owned subsidiaries, using the proceeds of our $150 million senior subordinated debt offering. The items included in the loss consisted primarily of unamortized debt issuance costs of the Spain credit facility and unamortized discount related to the Senior Subordinated Notes.

Provision for income taxes was a benefit of $1.1 million for the year ended December 31, 2001 and expense of $1.1 million for 2000. Our tax provision for both years consists primarily of taxes on income generated in the U.K., Spanish taxes on the income of entities that were not eligible for inclusion in the consolidated tax group in that country and state income taxes in the U.S. As of December 31, 2001, the benefit of essentially all U.S. net operating losses that were not subject to significant change in control limitations have been recognized in our financial statements, resulting in a net tax benefit for 2001, and we expect our effective tax rate in future periods will more closely approximate statutory rates.

Net income was $2.7 million for the year December 31, 2001 as compared to a net loss of $8.2 million for 2000. This $10.9 million improvement primarily results from the increased revenues and improved economies of scale related to expenses discussed above.

LIQUIDITY AND CAPITAL RESOURCES

During November 2002, we entered into a second amended and restated credit facility with a group of commercial lenders providing us with the ability to borrow up to $115.0 million for acquisitions and general corporate purposes in the United States and Spain or for any new subsidiary that becomes a guarantor of the facility. A total of $15.0 million of borrowings under the facility may be used by subsidiaries that are not guarantors, including subsidiaries in the United Kingdom. Borrowings under our second amended and restated credit facility mature on November 7, 2005. As of December 31, 2002, no amounts were outstanding under this facility and $39.0 million was available for borrowing based on actual reported consolidated financial results. Maximum availability under the facility is based upon pro forma EBITDA including EBITDA from acquired entities. Assuming historical purchase multiples of annual EBITDA of potential acquisition targets, approximately $84.0 million would be available for borrowing to finance acquisitions as of December 31, 2002, of which none was drawn at December 31, 2002. Our second amended and restated credit facility agreement and the indenture governing our Senior Subordinated Notes

contain various restrictive covenants including covenants that limit our ability and the ability of certain of our subsidiaries to borrow money or guarantee other indebtedness, grant liens on our assets, make investments, use assets as security in other transactions, pay dividends on stock, enter into sale and leaseback transactions or sell assets or capital stock.

In October 2002, we received, after offering costs of approximately $4.0 million, net proceeds of approximately $49.1 million from an offering of 2.415 million shares of our common stock, which included 315,000 shares attributable to the underwriters' exercise of their over-allotment option. Net proceeds were used as follows:

- To repay the $14.2 million balance then outstanding under our primary credit agreement.
- To acquire an 80% interest in a surgery center in Lyndhurst, Ohio, for $8.1 million in cash.
- To acquire an additional 25% interest in surgery center in Atlanta, Georgia, in which we already held a 15% interest, for $4.0 million in cash.
- To acquire an additional 29% interest in a surgery center in Torrance, California, in which we already held a 34% interest, for $9.3 million in cash.
- The remaining net proceeds have been and will be used for other acquisitions, development of new facilities and general corporate purposes.

During the year ended December 31, 2002, we generated $59.2 million of cash flows from operations as compared to $40.9 million during 2001 and $11.0 million during 2000. During the year ended December 31, 2002, our net cash required for investing activities was $91.5 million, consisting primarily of $62.4 million for the purchase of businesses and $30.1 million for the purchase of property and equipment. The $62.4 million primarily represents purchases of new businesses, net of cash received, and incremental investments in unconsolidated affiliates. The most significant of these transactions were the $10.8 million paid for the surgery center in Corpus Christi, Texas, the $8.1 million paid to acquire the surgery center in Lyndhurst, Ohio, the $9.3 million paid to acquire the additional interest in the surgery center in Torrance, California, the $7.5 million paid for the surgical hospital in Murcia, Spain, the $6.9 million paid to acquire the additional interest in the surgery center in Arlington, Texas, and the $5.3 million paid to acquire SURGICOE. Approximately $12.0 million of the property and equipment purchases related to ongoing development projects, and the remaining $18.1 million primarily represents purchases of equipment at existing facilities. The $91.5 million of cash required for investing activities was funded with the cash flows from operations noted above and borrowings under our credit facilities, which were subsequently repaid with the proceeds from our stock offering. Net cash provided during the year ended December 31, 2002 by financing activities totaled $45.4 million and resulted primarily from proceeds of a stock offering. Cash and cash equivalents were $47.6 million at December 31, 2002 as compared to $33.9 million at December 31, 2001 and net working capital was $51.4 million at December 31, 2002 as compared to $40.3 million in the prior year.

The credit agreement in the United Kingdom provides for total borrowings of £42.0 million (approximately $67.6 million as of December 31, 2002) under three separate facilities. At December 31, 2002, total outstanding borrowings under this credit agreement were approximately $53.7 million and approximately $3.0 million was available for borrowings.. Borrowings under the United Kingdom credit facility bear interest at rates of 1.50% to 2.00% over LIBOR and mature in April 2010. We pledged the capital stock of our U.K. subsidiaries to secure borrowings under the United Kingdom credit facility. We were in compliance with all covenants under our credit agreements as of December 31, 2002.

Our obligations under debt and lease contracts as of December 31, 2002 may be summarized as follows:

	Payments Due by Period (*in thousands*)				
Contractual Cash Obligations	Total	Within 1 year	1 to 3 years	4 to 5 years	Beyond 5 years
Long term debt:					
Senior Subordinated Notes	$148,910	$ –	$ –	$ –	$148,910
U.S. Credit Facility	–	–	–	–	–
U.K. Credit Facility	53,724	2,414	6,745	10,784	33,781
Loans from former owners of subsidiaries	1,719	832	876	11	–
Other debt at operating subsidiaries	7,332	2,557	3,564	1,191	20
Capitalized lease obligations:					
U.S. operating subsidiaries	29,018	6,151	8,914	2,006	11,947
Western Europe operating subsidiaries	36,000	1,178	1,895	1,144	31,783
Operating lease obligations:					
U.S. operating subsidiaries	51,540	6,445	11,913	10,801	22,381
Western Europe operating subsidiaries	8,495	1,245	1,841	1,576	3,833
Total contractual cash obligations	$336,738	$ 20,822	$ 35,748	$ 27,513	$252,655

Our operating subsidiaries, many of which have minority owners who share in the cash flow of these entities, have debt consisting primarily of capitalized lease obligations. This debt is generally non-recourse to USPI, the parent company, and is generally secured by the assets of those operating entities. The total amount of these obligations, which was $74.8 million at December 31, 2002, is included in our consolidated balance sheet because the borrower or obligated entity meets the requirements for consolidated financial reporting. Our average percentage ownership, weighted based on the individual subsidiary's amount of debt and capitalized leased obligations, of these consolidated subsidiaries was 84.5% at December 31, 2002. Additionally, our unconsolidated affiliates that we account for under the equity method have debt and capitalized lease obligations that are generally non-recourse to USPI and are not included in our consolidated financial statements. At December 31, 2002, the total obligations of these unconsolidated affiliates under debt and capital lease obligations was approximately $66.6 million. Our average percentage ownership, weighted based on the individual affiliate's amount of debt and capitalized lease obligations, of these unconsolidated affiliates was 25.6% at December 31, 2002. USPI or one of its wholly owned subsidiaries had collectively guaranteed $9.0 million of the $66.6 million in total debt and capital lease obligations of our unconsolidated affiliates as of December 31, 2002.

These unconsolidated affiliates are limited partnerships, limited liability partnerships or limited liability companies that own operational surgical facilities or surgical facilities that are under development. None of these affiliates provide financing, liquidity, or market or credit risk support for us. They also do not engage in leasing, hedging, research and development services with us. Moreover, we do not believe that they expose us to any of their liabilities that are not otherwise reflected in our consolidated financial statements. We are not obligated to fund losses or otherwise provide additional funding to these affiliates other than as we determine to be economically required in order to successfully implement our development plans.

Currently, USPI and its affiliates have one surgery center and one private surgical hospital under construction and two additional surgery centers in the planning stage in the United States. A typical surgery center costs from $5.0 to $6.0 million to develop, including construction, equipment and initial operating losses. These costs vary depending on the range of specialties that will be undertaken at the facility. Our affiliates have budgeted an average of $4.8 million for development costs for each of the three surgery center projects and approximately $21.5 million for the surgical hospital project. For the surgical facilities where construction has begun, equity contributions have been made, including those required of USPI, and

external financing has been put in place at the unconsolidated affiliate and no additional financing needs are anticipated. Development costs are typically funded with approximately 50% debt at the entity level with the remainder provided as equity from the owners of the entity.

In addition to the current development projects in the United States, our Parkside Hospital in London is developing a cancer treatment center that is expected to become operational during the second quarter of 2003. The remaining costs of this project are estimated to be approximately £4.0 ($6.4 million), which we anticipate funding with borrowings under our credit facilities and cash flows from operations.

Our acquisition and development program will require substantial capital resources, which we estimate to range from $35.0 million to $50.0 million per year over the next three years, including an estimated $3.5 million related to additional consideration to the sellers of acquired facilities based upon those facilities achieving certain financial targets. In addition, the operations of our existing surgical facilities will require ongoing capital expenditures. We believe that existing funds, cash flows from operations and borrowings under our credit facilities will provide sufficient liquidity for the next twelve months. Thereafter, it is likely that we will require additional debt or equity financing for our acquisitions and development projects. There are no assurances that needed capital will be available on acceptable terms, if at all. If we are unable to obtain funds when needed or on acceptable terms, we will be required to curtail our acquisition and development program.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This standard requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under previous accounting standards, a liability for an exit cost (as defined by the standard) was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. To the extent that we initiate exit or disposal activities after this date, SFAS No. 146 might have a material effect on our results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others* (FIN 45). FIN 45 addresses financial accounting for and disclosure of guarantees, requiring certain guarantees issued or modified after December 31, 2002 to be recorded at fair value. This treatment differs from the existing treatment, under SFAS No. 5, *Accounting for Contingencies*, of recording a liability only when a loss is probable and reasonably estimable. We adopted the disclosure requirements, which apply to existing guarantees as well as newly issued ones, as of December 31, 2002. The portion of the standard requiring certain guarantees to be recorded at fair value was adopted January 1, 2003, and is not expected to have a material impact on our financial position and results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. This new standard amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide for alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. In addition, the standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and were adopted by us as of December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). FIN 46 addresses the consolidation by business enterprises of variable interest entities, as defined in the Interpretation, and is applicable for years ending after June 15, 2003 to interests in variable interest entities created or obtained after January 31, 2003. We do not expect the application of this standard to have a material impact on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have exposure to interest rate risk related to our financing, investing and cash management activities. Historically, we have not held or issued derivative financial instruments other than the use of variable-to-fixed interest rate swaps for portions of our borrowings under credit facilities with commercial lenders as required by the credit agreements. We do not use derivative financial instruments for speculative purposes. Our financing arrangements with commercial lenders are based on a spread over LIBOR or Euribor. At December 31, 2002, $148.9 million of our total outstanding debt was the Senior Subordinated Notes, which were issued in December 2001 at a 0.8% discount and bear interest at a fixed rate of 10%, $2.7 million was in other fixed rate instruments and the remaining $57.0 million was in variable rate instruments. Accordingly, a hypothetical 100 basis point increase in market interest rates would result in additional annual interest expense of $0.6 million. The Senior Subordinated Notes, which represent 98% of our total fixed rate debt at December 31, 2002 are considered to have a fair value, based upon recent trading, of $155.4 million, which is approximately $6.5 million higher than the carrying value at December 31, 2002.

Our international revenues are a growing portion of our total revenues. We are exposed to risks associated with operating internationally, including:

- foreign currency exchange risk; and
- taxes and regulatory changes.

Our international operations operate in a natural hedge to a large extent because all operating expenses and revenues are denominated in local currency. Additionally, our borrowings in the United Kingdom are currently denominated in local currency. Historically, the cash flow generated from our operations in Spain and the United Kingdom have been utilized within each of those countries to finance development and acquisition activity as well as for repayment of debt denominated in local currency. Accordingly, we have not utilized financial instruments to hedge our foreign currency exchange risk.

Inflation and changing prices have not significantly affected our operating results or the markets in which we perform services.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)	December 31, 2002	2001
Assets		
Cash and cash equivalents	**$ 47,571**	$ 33,881
Patient receivables, net of allowance for doubtful accounts of $7,154 and $4,726, respectively	**39,176**	27,546
Other receivables (note 4)	**34,735**	30,579
Inventories of supplies	**7,756**	5,685
Deferred tax asset, net	**5,657**	6,571
Prepaids and other current assets	**7,001**	6,191
Total current assets	**141,896**	110,453
Property and equipment, net (note 5)	**270,387**	211,601
Investments in affiliates (note 3)	**18,696**	12,328
Intangible assets, net (note 6)	**287,584**	215,809
Other assets	**8,722**	6,666
Total assets	**$727,285**	$556,857
Liabilities and Stockholders' Equity		
Accounts payable	**$ 25,989**	$ 20,633
Accrued salaries and benefits	**20,322**	13,760
Due to affiliates	**6,890**	5,513
Accrued interest	**1,650**	1,822
Current portion of long-term debt (note 8)	**13,132**	10,640
Other accrued expenses	**22,501**	17,007
Deferred tax liability, net	**–**	793
Total current liabilities	**90,484**	70,168
Long-term debt, less current portion (note 8)	**263,571**	228,041
Other long-term liabilities	**4,532**	3,130
Deferred tax liability, net	**19,577**	12,916
Total liabilities	**378,164**	314,255
Minority interests (note 3)	**26,860**	16,075
Commitments and contingencies (notes 9 and 17)		
Stockholders' equity (notes 10 and 11):		
Common stock:		
Other, $0.01 par value; 200,000 shares authorized; 27,306 and 24,436 shares issued at December 31, 2002 and 2001, respectively	**273**	244
Additional paid-in capital	**320,750**	265,809
Treasury stock, at cost, 202 and 334 shares at December 31, 2002 and 2001, respectively	**(3,733)**	(5,909)
Deferred compensation	**(1,226)**	(369)
Receivables from sales of common stock	**(191)**	(1,174)
Accumulated other comprehensive income (loss), net of tax	**3,290**	(15,592)
Retained earnings (accumulated deficit)	**3,098**	(16,482)
Total stockholders' equity	**322,261**	226,527
Total liabilities and stockholders' equity	**$727,285**	$556,857

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	Years Ended December 31, **2002**	2001	2000
Net patient service revenue	**$298,694**	$210,261	$133,488
Management and administrative services revenue	**31,238**	26,149	2,158
Equity in earnings of unconsolidated affiliates	**9,454**	5,879	844
Other income	**3,000**	2,079	1,918
Total revenues	**342,386**	244,368	138,408
Salaries, benefits and other employee costs	**87,872**	64,255	44,246
Medical services and supplies	**66,075**	48,791	34,883
Other operating expenses	**60,860**	45,551	22,922
General and administrative expenses	**23,690**	22,364	12,103
Provision for doubtful accounts	**6,330**	3,517	2,467
Depreciation and amortization	**26,530**	26,116	14,138
Total operating expenses	**271,357**	210,594	130,759
Operating income	**71,029**	33,774	7,649
Interest income	**792**	852	912
Interest expense	**(25,721)**	(18,120)	(12,540)
Loss on early retirement of debt (note 8)	**–**	(7,466)	—
Impairment of investment securities (note 7)	**(1,057)**	—	—
Other	**(151)**	146	(782)
Total other expense, net	**(26,137)**	(24,588)	(12,410)
Income (loss) before minority interest	**44,892**	(9,186)	(4,761)
Minority interest in income of consolidated subsidiaries	**(14,846)**	(7,558)	(2,332)
Income (loss) before income taxes	**30,046**	1,628	(7,093)
Income tax (expense) benefit (note 13)	**(10,446)**	1,122	(1,070)
Net income (loss)	**19,600**	2,750	(8,163)
Preferred stock dividends	**–**	(2,684)	(5,971)
Net income (loss) attributable to common stockholders	**$ 19,600**	$ 66	$ (14,134)
Net income (loss) per share attributable to common stockholders (note 15):			
Basic	**$ 0.79**	$ —	$ (1.80)
Diluted	**$ 0.75**	$ —	$ (1.80)
Weighted average number of common shares:			
Basic	**24,925**	18,380	7,850
Diluted	**26,056**	19,291	7,850

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)	Years Ended December 31, **2002**	2001	2000
Net income (loss)	**$ 19,600**	$ 2,750	$ (8,163)
Other comprehensive income (loss), net of taxes:			
Foreign currency translation adjustments	**20,364**	(3,566)	(4,759)
Minimum pension liability adjustment	**(1,529)**	–	–
Unrealized gains on securities	**47**	–	–
Other comprehensive income (loss)	**18,882**	(3,566)	(4,759)
Comprehensive income (loss)	**$ 38,482**	$ (816)	$ (12,922)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Series C Preferred Stock		Common Stock	
(in thousands)	Outstanding Shares	Liquidation Value	Outstanding Shares	Par Value
Balance, December 31, 1999	–	$ –	7,306	$ 73
Issuance of common stock and exercise of stock options	–	–	983	10
Issuance of Series C preferred stock	19	15,950	–	–
Issuance of warrants	–	–	–	–
Issuance of stock options	–	–	–	–
Amortization of deferred compensation	–	–	–	–
Accrued dividends on preferred stock	–	3,797	–	–
Net loss	–	–	–	–
Foreign currency translation adjustments, net of taxes	–	–	–	–
Balance, December 31, 2000	19	19,747	8,289	83
Issuance of common stock and exercise of stock options	–	–	13,904	139
Accrued dividends on preferred stock	–	594	–	–
Issuance of warrants	–	–	–	–
Repurchases of common stock	–	–	(341)	–
Conversion of Series C convertible preferred stock	(19)	(20,341)	1,937	19
Conversion of convertible subordinated note	–	–	313	3
Amortization of deferred compensation	–	–	–	–
Net income	–	–	–	–
Foreign currency translation adjustments, net of taxes	–	–	–	–
Balance, December 31, 2001	–	–	24,102	244
Issuance of common stock and exercise of stock options	–	–	3,034	29
Repurchases of common stock	–	–	(32)	–
Amortization of deferred compensation	–	–	–	–
Net income	–	–	–	–
Foreign currency translation adjustments, net of taxes	–	–	–	–
Unrealized gains on securities	–	–	–	–
Minimum pension liability adjustment	–	–	–	–
Balance, December 31, 2002	**–**	**$ –**	**27,104**	**$ 273**

See accompanying notes to consolidated financial statements.

Additional Paid-In Capital	Treasury Stock	Deferred Compensation	Receivables From Sales Of Common Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
$ 55,984	$ (344)	$ –	$ (1,104)	$(7,266)	$(10,772)	$ 36,571
10,429	–	–	(1,869)	–	–	8,570
(7)	–	–	–	–	–	15,943
2,800	–	–	–	–	–	2,800
505	–	(505)	–	–	–	–
–	–	10	–	–	–	10
(5,971)	–	–	–	–	–	(2,174)
–	–	–	–	–	(8,163)	(8,163)
–	–	–	–	(4,760)	–	(4,760)
63,740	(344)	(495)	(2,973)	(12,026)	(18,935)	48,797
180,978	1,086	–	454	–	(297)	182,360
(2,684)	–	–	–	–	–	(2,090)
169	–	–	–	–	–	169
–	(6,651)	–	1,345	–	–	(5,306)
20,322	–	–	–	–	–	–
3,284	–	–	–	–	–	3,287
–	–	126	–	–	–	126
–	–	–	–	–	2,750	2,750
–	–	–	–	(3,566)	–	(3,566)
265,809	(5,909)	(369)	(1,174)	(15,592)	(16,482)	226,527
54,667	3,035	(1,230)	983	–	(20)	57,464
274	(859)	–	–	–	–	(585)
–	–	373	–	–	–	373
–	–	–	–	–	19,600	19,600
–	–	–	–	20,364	–	20,364
–	–	–	–	47	–	47
–	–	–	–	(1,529)	–	(1,529)
$320,750	**$ (3,733)**	**$(1,226)**	**$ (191)**	**$3,290**	**$ 3,098**	**$322,261**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	**$ 19,600**	$ 2,750	$ (8,163)
Adjustments to reconcile net income (loss)			
to net cash provided by operating activities:			
Provision for doubtful accounts	**6,330**	3,517	2,467
Depreciation and amortization	**26,530**	26,116	14,138
Amortization of discount on debt and debt issue costs	**1,374**	301	211
Deferred income taxes	**8,591**	(3,648)	(837)
Gain on equipment disposals	**34**	(188)	–
Impairment of investment securities	**1,057**	–	–
Loss on early retirement of debt	**–**	7,466	–
Equity in earnings of unconsolidated affiliates	**(9,454)**	(5,879)	(844)
Minority interest in income of consolidated subsidiaries	**14,846**	7,558	2,332
Amortization of deferred compensation	**373**	126	10
Increases (decreases) in cash from changes in operating assets			
and liabilities, net of effects from purchases of new businesses:			
Patient receivables	**(8,904)**	(6,347)	(4,611)
Other receivables	**(1,918)**	5,918	(571)
Inventories of supplies, prepaids and other current assets	**(2,843)**	2,847	1,363
Accounts payable and accrued expenses	**5,395**	2,304	1,710
Other long-term liabilities	**(1,806)**	(1,984)	3,797
Net cash provided by operating activities	**59,205**	40,857	11,002
Cash flows from investing activities:			
Purchases of new businesses, net of cash received	**(62,389)**	(57,388)	(83,283)
Purchases of property and equipment	**(30,079)**	(25,777)	(16,893)
Sale of property	**789**	1,042	17,379
Increase in deposits	**180**	(2,102)	(3,704)
Cash released from escrow	**–**	1,664	11,436
Net cash used in investing activities	**(91,499)**	(82,561)	(75,065)
Cash flows from financing activities:			
Proceeds from long-term debt	**59,442**	269,288	85,941
Payments on long-term debt	**(64,388)**	(274,371)	(42,169)
Proceeds from issuance of common stock	**53,665**	132,818	5,069
Payments to repurchase common stock	**–**	(104)	–
Proceeds from issuance of preferred stock and warrants	**–**	–	18,743
Payments for the redemption and dividends of preferred stock	**–**	(54,908)	(5,235)
Distributions on investments in affiliates	**(3,309)**	(552)	842
Net cash provided by financing activities	**45,410**	72,171	63,191
Effect of exchange rate changes on cash	**574**	(37)	(607)
Net increase (decrease) in cash and cash equivalents	**13,690**	30,430	(265)
Cash and cash equivalents at beginning of year	**33,881**	3,451	3,716
Cash and cash equivalents at end of year	**$ 47,571**	$ 33,881	$ 3,451
Supplemental information:			
Interest paid, net of amounts capitalized	**$ 24,779**	$ 20,424	$ 8,204
Income taxes paid	**3,090**	–	–
Non-cash transactions:			
Debt issued for purchases of new business	**–**	–	54,012
Repurchases of common stock using noncash assets	**–**	70	1,076
Issuance of common stock for service contracts	**1,002**	–	–
Sale of common stock for notes receivable from employees, net	**–**	70	1,076
Common stock, options, and warrants issued for			
purchases of new businesses	**1,186**	48,949	3,500
Conversion of convertible preferred stock to common	**–**	20,341	70
Accrued dividends on preferred stock	**–**	–	5,971
Assets acquired under capital lease obligations	**2,382**	7,053	18,913
Conversion of subordinated debt to redeemable preferred stock	**–**	20,000	–
Conversion of subordinated debt to common stock	**–**	3,287	–

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Description of Business. United Surgical Partners International, Inc. and subsidiaries (USPI or the Company), a Delaware Company, was formed in February 1998 for the primary purpose of ownership and operation of surgery centers, private surgical hospitals and related businesses in the United States and Europe. At December 31, 2002, USPI, headquartered in Dallas, Texas, operated fifty-four surgical facilities in the United States. Of these fifty-four facilities, USPI consolidates the results of twenty-five and owns a minority equity interest in twenty-six which are accounted for under the equity method and holds no ownership interest in the remaining three centers which are operated by USPI under management contracts. In addition, United Surgical Partners Europe, S.L. (USPE), a company incorporated in Spain and wholly-owned by USPI, managed and owned a majority interest in seven private surgical hospitals, one surgery center, and one diagnostic facility in Spain at December 31, 2002. Global Healthcare Partners Limited (Global), a company incorporated in England and wholly owned by USPI, managed and wholly owned two private surgical hospitals in the United Kingdom at December 31, 2002.

USPI is subject to changes in government legislation that could impact Medicare, Medicaid and foreign government reimbursement levels and is also subject to increased levels of managed care penetration and changes in payor patterns that may impact the level and timing of payments for services rendered.

USPI maintains its books and records on the accrual basis of accounting, and the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Translation of Foreign Currencies. The financial statements of foreign subsidiaries are measured in local currency and then translated into U.S. dollars. All assets and liabilities have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year. Translation gains or losses resulting from the changes in the exchange rates are accumulated in a separate component of stockholders' equity.

Principles of Consolidation. The consolidated financial statements include the financial statements of USPI and its wholly-owned and majority-owned subsidiaries. In addition, the Company consolidates the accounts of certain surgery centers of which it does not technically hold a majority ownership interest because the Company maintains effective control over the surgery centers' assets and operations. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications. During 2002 the Company adopted Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS No. 145). SFAS No. 145 rescinded the requirement of SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt (SFAS No. 4), that all gains and losses from extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result of adopting SFAS No. 145 during 2002, the Company reclassified, in the 2001 statement of operations, $7.5 million and $2.6 million to loss on early retirement of debt and income tax benefit, respectively. These amounts had previously been reported, in accordance with SFAS No. 4, as a $4.9 million net extraordinary loss (note 8).

Certain other amounts from the prior period have been reclassified to conform to the current year presentation.

Cash Equivalents and Investments. For purposes of the statements of cash flows, USPI considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investments in unconsolidated companies in which the Company exerts significant influence and owns between 20% and 50% of the investees are accounted for using the equity method.

Investments in unconsolidated companies in which the Company owns less than 20% of an investee but exerts significant influence through board of director representation and a management agreement to manage the investee are also accounted for using the equity method.

All investments in companies in which the Company does not exert significant influence, generally indicated by ownership less than 20% and the absence of board representation and a management agreement, are carried at cost.

Inventories of Supplies. Inventories of supplies are stated at cost which approximates market.

Property and Equipment. Property and equipment are stated at cost or fair value at date of acquisition. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Upon retirement or disposal of assets, the asset and accumulated depreciation accounts are adjusted accordingly, and any gain or loss is reflected in earnings or loss of the respective period. Maintenance costs and repairs are expensed as incurred; significant renewals and betterments are capitalized. Certain facilities and equipment held under capital leases are classified as property and equipment and amortized using the straight-line method over the shorter of the useful lives or lease terms and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense.

Intangible Assets. Intangible assets consist of costs in excess of net assets acquired (goodwill), costs associated with the purchase of management and administrative service contracts, and other intangibles, which consist primarily of debt issue costs. On July 20, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, *Accounting for Goodwill and Other Intangible Assets* (SFAS No. 142). The Company has adopted SFAS No. 142, and accordingly did not amortize any goodwill related to acquisitions consummated subsequent to June 30, 2001 and ceased amortizing all goodwill and indefinite-lived intangible assets beginning January 1, 2002. The Company continues to amortize intangible assets with definite useful lives over their respective useful lives to their estimated residual values. Goodwill and intangible assets with indefinite useful lives are no longer amortized and are instead tested for impairment at the reporting unit (country) level on an annual basis.

Impairment of Long-lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or related groups of assets, may not be fully recoverable from estimated future cash flows. In the event of impairment, measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimates of future discounted cash flows resulting from use and ultimate disposition of the asset.

Fair Value of Financial Instruments. The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, current portion of long-term debt and accounts payable approximate fair value because of the short maturity of these instruments. The fair values of long-term debt are based on quoted market prices.

Revenue Recognition. Revenue consists primarily of net patient service revenues which are based on the facilities' established billing rates less allowances and discounts, principally for patients covered under contractual programs. USPI has entered into agreements with certain surgery centers, hospitals and physician practices to provide management services. As compensation for these services, USPI charges the managed entities management fees which are either fixed in amount or represent a fixed percentage of each entity's earnings, typically defined as net revenue less a provision for doubtful accounts or operating income. Amounts are recognized as services are provided. We derive approximately 68% of our revenue from private insurance payers, approximately 18% from governmental payors and approximately 14% from self-pay and other payors.

Equity in Earnings (Loss) of Unconsolidated Affiliates. Equity in earnings (loss) of unconsolidated affiliates consists of USPI's share of the profits or losses generated from its equity investments in twenty-six ambulatory surgery centers. Because these operations are central to USPI's business strategy, equity in earnings (loss) of unconsolidated affiliates is classified as revenue in the accompanying statements of operations. USPI generally has contracts to manage these facilities, which results in USPI having an active role in the operations of these facilities and devoting a significant portion of its corporate resources to the fulfillment of these management responsibilities.

Income Taxes. USPI accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets may not be realized.

Equity-Based Compensation. USPI applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its stock option grants to employees. As such, USPI generally does not record compensation expense because USPI generally issues options whereby the option exercise price equals the current market price of the underlying stock on the date of grant. SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation*—Transition and Disclosure, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. Had USPI determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, USPI's net income (loss) would have resulted in the pro forma amounts indicated below:

	Years Ended December 31,		
(in thousands)	**2002**	2001	2000
Net income (loss) attributable to common stockholders			
As reported	**$ 19,600**	$ 66	$ (14,134)
Pro forma	**16,187**	(792)	(14,615)
Basic earnings (loss) per share			
As reported	**0.79**	–	(1.80)
Pro forma	**0.65**	(0.04)	(1.86)
Diluted earnings (loss) per share			
As reported	**0.75**	–	(1.80)
Pro forma	**0.62**	(0.04)	(1.86)

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Task Force (EITF) Issue No. 96-18, *Accounting for Equity Instruments that are issued to other than Employees for Acquiring*, or in Conjunction with Selling Goods or Services.

Commitments and Contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

2. OFFERINGS OF COMMON STOCK AND SENIOR SUBORDINATED NOTES

In June 2001, the Company received, after offering costs of $14.2 million, net proceeds of $130.7 million from an initial public offering (IPO) of 10,350,000 shares of its common stock, which included 1,350,000 shares attributable to the underwriters' exercise of their over-allotment option. Net proceeds of the IPO were used to redeem $33.7 million of Series A Redeemable Preferred Stock, including accrued dividends, and to repay $91.3 million of bank indebtedness. The remaining $5.7 million, together with borrowings under the Company's primary U.S. credit agreement, was used to acquire a controlling interest in a surgery center in Fort Worth, Texas.

In December 2001, a wholly-owned subsidiary of the Company received, after offering costs of $5.3 million and a discount of $1.2 million, net proceeds of $143.5 million from an offering of 10% Senior Subordinated Notes due 2011 (the Debt Offering—see Note 8). Net proceeds of the Debt Offering were used (a) to repay the

full $41.0 million and $24.9 million, plus accrued interest, outstanding under the Company's primary credit facilities in the U.S. and Spain, respectively; (b) to repay the Company's existing $36 million senior subordinated note payable; (c) to redeem $21 million of Series D Redeemable Preferred Stock, including accrued dividends; and (d) for general corporate purposes, including the repayment of certain working capital lines of credit and for acquisitions.

In October 2002, the Company received, after offering costs of approximately $4.0 million, net proceeds of approximately $49.1 million from an offering of 2,415 million shares of its common stock, which included 315,000 shares attributable to the underwriters' exercise of their over-allotment option. Net proceeds were used as follows:

- To repay the S14.2 million balance then outstanding under the Company's primary credit agreement.
- To acquire an 80% interest in a surgery center in Lyndhurst, Ohio, for $8.1 million in cash.
- To acquire an additional 25% interest in surgery center in Atlanta, Georgia, in which the Company already held a 15% interest, for $4.0 million in cash.
- To acquire an additional 29% interest in a surgery center in Torrance, California, in which the Company already held a 34% interest, for $9.3 million in cash.
- The remaining net proceeds have been and will be used for other acquisitions, development of new facilities and general corporate purposes.

3. ACQUISITIONS AND EQUITY INVESTMENTS

During 2002, the Company acquired controlling interests in the following companies for a total cost of $51.1 million, of which $50.0 was paid in cash and $1.1 million was paid in USPI common stock:

- 100% of a surgical hospital in Murcia, Spain, effective February 1, 2002.
- 100% of SURGICOE Corporation, which owns, manages, and develops surgical facilities in Georgia, Oklahoma, and Texas, effective March 27, 2002.
- 67% of a surgery center in Corpus Christi, Texas, effective May 1, 2002.
- 57% of a surgery center in Middleburg Heights, Ohio, a suburb of Cleveland, effective June 1, 2002.
- An additional 35% interest in a surgery center in Arlington, Texas (Arlington), effective July 1, 2002, in which the Company had previously held a 10% interest. Because the Company owns a majority of a subsidiary that owns a majority of the surgery center and maintains effective control of the center, the Company now consolidates the results of Arlington.
- 80% of a surgery center in Lyndhurst, Ohio, effective October 1, 2002.
- An additional 29% of a surgery center in Torrance, California, effective December 1, 2002, in which the Company previously had held a 34% interest, bringing the Company's ownership in the facility to 63% and triggering consolidation of the center's results.

The aggregate intangible assets created were as follows:

Goodwill	$ 45,333
Management contracts not subject to amortization (indefinite)	2,816
Management contracts subject to amortization	1,469
Total	$ 49,618

Goodwill was assigned to the U.S. and Spain segments in the amounts of $34.7 million and $10.6 million, respectively, the amortization of which is expected to be fully deductible for tax purposes. The weighted average amortization period for the management contracts being amortized is approximately three years.

The terms of certain of USPI's acquisition agreements provide for additional consideration to be paid to or received from the sellers based on certain financial targets or objectives being met for the acquired facilities. Such additional consideration, which amounted to net payments by USPI of approximately $3.3 million, $5.7 million, and $2.3 million during 2002, 2001 and 2000, respectively, was recorded as an increase or decrease to goodwill at the time of the payment or receipt. The Company's management currently estimates the additional potential consideration that may be paid in future years to be $3.5 million.

Following are the unaudited pro forma results for the years ended December 31, 2002 and 2001 as if the acquisitions occurred on January 1, 2001:

(in thousands)	Years Ended December 31, 2002	2001
Net revenues	**$362,706**	$ 285,409
Net income	**20,186**	5,214
Diluted earnings per share	**0.77**	0.13

These unaudited pro forma results have been prepared for comparative purposes only. The pro forma results do not purport to be indicative of the results of operations which would have actually resulted had the acquisitions been in effect at the beginning of the preceding year, nor are they necessarily indicative of the results of operations that may be achieved in the future.

USPI also engages in investing transactions that are not business combinations. These transactions consist of acquisitions and sales of noncontrolling equity interests in surgical facilities and the investment of additional cash in surgical facilities under development. During 2002, the most significant of these transactions were the $3.0 acquisition of a noncontrolling interest in a surgery center in Austintown, Ohio and the $4.0 million acquisition of an additional 25% interest in a surgery center in Atlanta, Georgia in which the Company previously had held a 15% interest. The other such investing transactions during 2002 resulted in cash outflows from USPI in an aggregate net amount of $2.1 million.

4. OTHER RECEIVABLES

Other receivables consist primarily of amounts receivable for services performed and funds advanced under management and administrative service agreements.

5. PROPERTY AND EQUIPMENT

At December 31, property and equipment consisted of the following:

(in thousands)	Estimated Useful Lives	2002	2001
Land and land improvements	–	**$ 24,690**	$ 21,882
Buildings and leasehold improvements	7-50 years	**164,068**	129,042
Equipment	3-12 years	**168,534**	115,664
Furniture and fixtures	4-20 years	**13,216**	11,793
Construction in progress		**22,087**	12,717
		392,595	291,098
Less accumulated depreciation		**(122,208)**	(79,497)
Net property and equipment		**$270,387**	$ 211,601

Construction in progress represents costs of ongoing expansion projects at existing facilities, including approximately $1.3 million and $0.6 million of capitalized interest at December 31, 2002 and 2001, respectively. The most significant of these projects is the cancer center at one of USPI's two hospitals in London, England, which is expected to cost an additional $6.4 million to complete and is expected to be operational by the second quarter of 2003.

Assets recorded under capital lease arrangements included in property and equipment consist of the following:

(in thousands)	2002	2001
Land and buildings	**$ 54,267**	$ 22,722
Equipment and furniture	**39,443**	33,791
	93,710	56,513
Less accumulated amortization	**(24,080)**	(16,271)
Net property and equipment under capital leases	**$ 69,630**	$ 40,242

6. GOODWILL AND INTANGIBLE ASSETS

On July 20, 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142, *Accounting for Goodwill and Other Intangible Assets* (SFAS 142). SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment at least annually at the reporting unit level (defined as an operating segment or one level below an operating segment). SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective useful lives to their estimated residual values. The Company fully adopted the provisions of SFAS No. 142 effective January 1, 2002.

Under SFAS No. 142, the Company is required to perform transitional impairment tests by identified reporting unit for its goodwill and certain other intangible assets as of the date of adoption. The Company has determined that its reporting units are at the operating segment (country) level. The Company completed the required transitional impairment tests during 2002. No impairment losses were identified in any reporting unit as a result of these tests.

The table below shows the Company's net income and earnings per share for the years ended December 31, 2002, 2001, and 2000 on a pro forma basis as if the cessation of amortization of goodwill and indefinite-lived intangible assets had occurred January 1, 2000:

	Years Ended December 31,		
(in thousands, except per share amounts)	**2002**	2001	2000
Net income (loss) attributable to common shareholders, as reported	**$ 19,600**	$ 66	$ (14,134)
Amortization of goodwill and indefinite-lived intangible assets, net of applicable income tax benefits	**–**	4,184	4,170
Net income (loss) attributable to common shareholders, as reported	**$ 19,600**	$ 4,250	$ (9,964)
Diluted earnings per share, as reported	**$ 0.75**	$ –	$ (1.80)
Amortization of goodwill and indefinite-lived intangible assets, net of applicable income tax benefits	**–**	0.22	0.53
Pro forma diluted earnings per share	**$ 0.75**	$ 0.22	$ (1.27)

Intangible assets, net of accumulated amortization, consisted of the following:

	December 31,	
(in thousands)	**2002**	2001
Goodwill	**$ 215,498**	$ 151,804
Other intangible assets	**72,086**	64,005
Total	**$ 287,584**	$ 215,809

The following is a summary of changes in the carrying amount of goodwill by operating segment and reporting unit for year ended December 31, 2002:

		Western Europe			
(in thousands)	U.S.	Spain	United Kingdom	Western Europe Total	Total
Balance at December 31, 2001	$106,579	$ 26,914	$ 18,311	$ 45,225	$151,804
Additions	46,356	10,632	–	10,632	56,988
Other	–	4,752	1,954	6,706	6,706
Balance at December 31, 2002	**$152,935**	**$ 42,298**	**$ 20,265**	**$ 62,563**	**$215,498**

Goodwill additions during the year ended December 31, 2002 resulted primarily from business combinations completed during 2002. Other changes to the carrying amount of goodwill were primarily due to foreign currency translation adjustments.

Intangible assets with definite useful lives are amortized over their respective estimated useful lives, ranging from three to fifteen years, to their estimated residual values. The majority of the Company's management contracts have evergreen renewal provisions and consequently have indefinite useful lives. Effective January 1, 2002, intangible assets with indefinite useful lives are not amortized but instead tested for impairment at least annually. The following is a summary of intangible assets at December 31, 2001 and December 31, 2002:

	December 31, 2002		
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Total
Definite useful lives			
Management contracts	**$ 26,190**	**$ (6,259)**	**$ 19,931**
Other	**11,966**	**(2,264)**	**9,702**
Total	**$ 38,156**	**$ (8,523)**	**29,633**
Indefinite useful lives			
Management contracts			**42,334**
Other			**119**
Total			**42,453**
Total intangible assets			**$ 72,086**

	December 31, 2001		
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Total
Definite useful lives			
Management contracts	$ 23,174	$ (3,747)	$ 19,427
Other	7,831	(717)	7,114
Total	$ 31,005	$ (4,464)	26,541
Indefinite useful lives			
Management contracts			37,362
Other			102
Total			37,464
Total intangible assets			$ 64,005

Amortization expense related to intangible assets with definite useful lives was $2.7 million and $1.8 million for the years ended December 31, 2002 and 2001, respectively. Additionally, accumulated amortization changed during 2002 as a result of $1.3 million of amortization of debt issue costs, which is reflected in interest expense, and foreign currency translation adjustments. The weighted average amortization period for intangible assets with definite useful lives is 14 years for management contracts, 7 years for other intangible assets, and 12 years overall. The following table provides estimated amortization expense related to intangible assets with definite useful lives for each of the years in the five-year period ending December 31, 2007:

2003	$ 2,416
2004	1,892
2005	1,754
2006	1,750
2007	1,578
	$ 9,390

7. LONG-TERM INVESTMENTS

The Company invested a total of 3.9 million Eurodollars (equal to $4.1 million at December 31, 2002) in eight mutual funds in 2000 as a deposit with a commercial bank in Spain at the time the Company acquired a surgical hospital in Madrid, Spain. The amounts were deposited in conjunction with the bank issuing a guarantee of the hospital's obligations under a new 20-year real estate lease. The quoted market value of seven of these mutual funds had declined by December 31, 2002, in a manner determined to be "other than temporary." As a result, the Company recorded an impairment charge of $1.1 million in the fourth quarter of 2002.

The Company is not obligated to deposit additional amounts to compensate for the lost value and is permitted to transfer the funds to other investments if the Company decides to alter its long-term investment strategy. Beginning in April 2005 the Company may withdraw any value in the funds in excess of 2.6 million Eurodollars (equal to $2.7 million at December 31, 2002), but otherwise is not permitted to make any net withdrawals from the amount on deposit until the end of the lease term in April 2020.

In accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* (SFAS No. 115), the Company has designated the investments in all eight mutual funds as "available-for-sale". In accordance with SFAS No. 115, the $1.1 million impairment of seven of the funds was recorded in the Company's statement of operations, but the gross unrealized appreciation in value of the one unimpaired fund, which amounted to less than $0.1 million at December 31, 2002, was recorded in other comprehensive income. The total value of the investments at December 31, 2002 was approximately $3.1 million. Any subsequent recoveries in the value of the investments in the seven impaired mutual funds will be recorded to other comprehensive income.

8. LONG-TERM DEBT

At December 31, long-term debt consisted of the following:

(in thousands)	**2002**	2001
Senior credit agreements	**$ 53,724**	$ 35,443
Senior subordinated notes	**148,910**	148,837
Notes payable to financial institution	**7,332**	5,000
Loans from former owners of subsidiaries	**1,719**	11,121
Capital lease obligations	**65,018**	38,280
Total long-term debt	**276,703**	238,681
Less current portion	**(13,132)**	(10,640)
Long-term debt, less current portion	**$263,571**	$ 228,041

Lines of Credit. During November 2002, the Company entered into a second amended and restated credit facility with a group of commercial lenders providing the Company with the ability to borrow up to $115.0 million for acquisitions and general corporate purposes in the United States and Spain or for any new subsidiary that becomes a guarantor of the facility. A total of $15.0 million of borrowings under the facility may be used by subsidiaries that are not guarantors, including subsidiaries in the United Kingdom. Borrowings under the second amended and restated credit facility mature on November 7, 2005. As of December 31, 2002, no amounts were outstanding under this facility and $39.0 million was available for borrowing based on actual reported consolidated financial results. Maximum availability under the facility is based upon pro forma EBITDA including EBITDA from acquired entities. Assuming historical purchase multiples of annual EBITDA of potential acquisition targets, approximately $84.0 million would be available for borrowing to finance acquisitions as of December 31, 2002, of which none was drawn at December 31, 2002. The second amended and restated credit facility agreement and the indenture governing the Company's Senior Subordinated Notes contain various restrictive covenants including covenants that limit the Company's ability and the ability of certain of the Company's subsidiaries to borrow money or guarantee other indebtedness, grant liens on the Company's assets, make investments, use assets as security in other transactions, pay dividends on stock, enter into sale and leaseback transactions or sell assets or capital stock.

Global, the Company's wholly-owned U.K. subsidiary, has a credit agreement with a commercial lender that provides for total borrowings of £42.0 million (approximately $67.6 million at December 31, 2002) under three separate facilities. At December 31, 2002, $64.6 million had been drawn under the agreement, of which $53.7 million remained outstanding, and an additional $3.0 million was available for borrowing to finance new capital requirements. Borrowings under this agreement, are secured by certain assets and the capital stock of Global and its subsidiaries, bear interest ranging from 1.50% to 2.00% over LIBOR, and mature in April 2010. At December 31, 2002, the weighted average rate applicable to the outstanding balance was 5.84%. Fees paid for unused portions of the lines of credit were approximately $548,000, $592,000, and $301,000 in 2002, 2001 and 2000, respectively.

Subordinated Debt. The Company completed the Debt Offering (Note 2) in December 2001, issuing $150 million in Senior Subordinated Notes due 2011. The notes, which mature on December 15, 2011, accrue interest at 10% payable semi-annually on June 15 and December 15 commencing on June 15, 2002 and were issued at a discount of $1.2 million, resulting in an effective interest rate of 10.125%. The Senior Subordinated Notes are subordinate to all senior indebtedness and are guaranteed by USPI and USPI's wholly-owned subsidiaries domiciled in the United States.

The Company may redeem all or part of the notes on or after December 15, 2006 upon not less than 30 nor more than 60 days notice. The redemption price would be the following percentages of principal amount, if redeemed during the 12-month period commencing on December 15 of the years set forth below:

Period	Redemption Price
2006	105.000%
2007	103.333%
2008	101.667%
2009	100.000%
2010	100.000%

In addition, before December 15, 2004, if the Company completes an offering of its stock in an amount of at least $20 million, the Company may use the proceeds of the offering to, on one or more occasions, redeem notes in an aggregate principal amount not to exceed 35% of the total notes outstanding at a redemption price of 110.000% of principal. The Company may also redeem the notes at any time prior to December 15, 2006, by paying the principal amount of all outstanding notes plus the greater of (a) 1% of the principal amount or (b) the excess of the present value of the notes and all interest that would accrue through December 14, 2006 over the principal amount of the notes. The Company is obligated to offer to purchase the notes at 101% of the principal amount upon the occurrence of certain change of control events. Any redemptions of the notes require payment of all amounts of accrued but unpaid interest.

The notes issued in the Debt Offering, carried at the principal amount of $150 million net of the unamortized discount of approximately $1.1 million at December 31, 2002, represent the full amount of subordinated debt outstanding at December 31, 2002 and 2001. At December 31, 2002, the notes were considered to have a fair value, based upon recent trading, of $155.4 million, which is approximately $6.5 million higher than the carrying value at December 31, 2002. At December 31, 2001, the carrying value of $148.8 million approximated the fair value.

In December 2001, the Company used a portion of the proceeds of the Debt Offering to repay a subordinated note that had been issued in 2000. The early retirement of this $36 million of subordinated debt, together with the early repayment and termination of USPI's agreement with a commercial bank, resulted in loss on early retirement of debt of $7.5 million during 2001, representing the write-off of the costs of initiating the borrowings and the unamortized portion of the discount at which the subordinated debt had been issued in 2000. The related tax benefits were $2.6 million.

Other Long-term Debt. The Company and its subsidiaries have notes payable to financial institutions, former owners of acquired businesses, and other parties which mature at various date through 2008 and accrue interest at fixed and variable rates ranging from 4.25% to 14.7%.

Capital lease obligations in the carrying amount of $65.0 million are secured by underlying real estate and equipment and have interest rates ranging from 4.64% to 13.37%.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2001 are as follows (in thousands): 2003, $13,132; 2004, $12,269; 2005, $9,724; 2006, $7,532; 2007, $7,604; thereafter, $227,532.

9. LEASES

USPI leases various office equipment and office space under a number of operating lease agreements, which expire at various times through the year 2025. Such leases do not involve contingent rentals, nor do they contain significant renewal or escalation clauses. Office leases generally require USPI to pay all executory costs (such as property taxes, maintenance and insurance).

Minimum future payments under noncancelable leases, with remaining terms in excess of one year as of December 31, 2002 are as follows:

(in thousands)	Capital Leases	Operating Leases
Years ending December 31,		
2003	$ 13,091	$ 7,690
2004	11,386	7,124
2005	9,529	6,630
2006	6,449	6,387
2007	5,538	5,990
Thereafter	90,106	26,214
Total minimum lease payments	136,099	$ 60,035
Amount representing interest	(71,081)	
Present value of minimum lease payments	$ 65,018	

Total rent expense under operating leases was $7.9 million, $6.2 million and $4.2 million for the years ended December 31, 2002, 2001, and 2000, respectively.

10. PREFERRED STOCK

The Board of Directors, which is authorized to issue 10,053,916 shares of Preferred Stock, has designated shares in the following amounts:

Series A Redeemable Preferred Stock, $0.01 par value	31,200
Series B Convertible Redeemable Preferred Stock, $0.01 par value	2,716
Series C Convertible Preferred Stock, $0.01 par value	20,000
Series D Redeemable Preferred Stock, $0.01 par value	40,000
Series A Junior Participating Preferred Stock, $0.01 par value	500,000
Not designated	9,460,000
Total authorized shares of Preferred Stock	10,053,916

No preferred stock or accrued dividends were outstanding at December 31, 2002 and 2001.

All authorized shares of Series A Redeemable Preferred Stock (Series A) and Series B Convertible Redeemable Preferred Stock (Series B) were issued during 1998. All Series B shares were retired by December 31, 2000 either by redemption for cash or conversion to common stock. All Series A shares, together with accrued but unpaid dividends, were redeemed for cash during 2001 using a portion of the proceeds of USPI's IPO (Note 2). Redeemed or converted preferred shares are deemed retired.

During 2000, USPI issued 18,750 shares of Series C Convertible Preferred Stock (Series C), all of which were converted to common stock in 2001 immediately prior to the IPO.

The 18,750 shares issued during 2000 were issued with 266,667 detachable warrants to purchase common stock, exercisable at $.03 per warrant, to acquire stock at $10.50 per share. In connection with the Series C shares and detachable warrants, the $18,750,000 in proceeds was allocated $15,950,000 to the Series C Convertible Preferred Stock and $2,800,000 to the warrants, which expire in June 2009. The $2,800,000 was calculated based on a Black Scholes valuation model using the following assumptions: expected life of two years, interest rate 5.12%, dividend yield 0% and volatility 40%.

At the time of the IPO, USPI issued 20,000 shares of Series D Redeemable Preferred Stock (Series D) in exchange for $20 million of 7% Senior Subordinated Notes held by USPI's primary private investors. All 20,000 outstanding Series D shares were redeemed, together with accrued but unpaid dividends, upon completion of the Debt Offering in December 2001.

No shares of Series A Junior Participating Preferred Stock (Series A Participating) had been issued at December 31, 2002.

11. STOCKHOLDERS' EQUITY

On February 13, 2001, the Board of Directors authorized a stock split to be determined based upon the recommendation of the Company's underwriters in connection with the Company's IPO. On April 4, 2001, the Company's underwriters recommended a one-for-three reverse stock split to be effected upon the effective date of the registration statement of the Company's IPO. Accordingly, the effect of the reverse stock split has been retroactively reflected in the consolidated financial statements and notes thereto including weighted average share and per share amounts. Receivables from sales of stock, primarily resulting from purchases of common stock by employees, are presented in the consolidated balance sheets as a deduction from stockholders' equity. Interest of 7% is due quarterly and principal payments are due on various dates through June 2005. Payment of the principal shall accelerate in the event of termination of employment or a change in control of USPI, as defined.

Registration Rights Agreement

Donald E. Steen, William H. Wilcox, Paul B. Queally, D. Scott Mackesy, Dave A. Alexander, Jr., M.D., Dale L. Stegall, Mark Garvin, John C. Garrett, M.D., Baylor Health Services, Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Healthcare Partners, L.P., WCAS Capital Partners III, L.P., and other holders of the Company's common stock are entitled under a registration rights agreement with the Company to the following registration rights for the shares of common stock held by them:

- at any time Welsh, Carson, Anderson & Stowe VII, L.P., on behalf of the holders of registrable securities, may require, on two occasions only, that the Company use its best efforts to register registrable securities for public resale;
- holders of registrable securities under this agreement may require the Company to use its best efforts to register their shares of common stock on a Form S-3 registration statement, provided that the Company is eligible to use the form and provided further that the Company shall not be required to effect the registration more than once in any 180 day period; and
- if the Company registers any common stock at any time, either for its own account or for the account of other security holders, holders of restorable securities under the agreement are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

All shares of Class A common stock were converted to common stock at the time of the IPO. The Company will bear all registration expenses other than underwriting discounts and commissions in connection with any registration under this registration rights agreement.

12. RELATED PARTY TRANSACTIONS

During 1998, the Company sold to Welsh, Carson, Anderson, & Stowe and certain of its affiliates (WCAS) 30,000 shares of Series A redeemable preferred stock at a purchase price of $1,000 per share. In November

1998, March 1999 and June 1999, the Company issued a total of $16.0 million principal amount of 7% senior subordinated notes due April 30, 2008 to WCAS and a total of $4.0 million principal amount of 7% senior subordinated notes to FFT Partners I, L.P. (FFT), a stockholder owning more than 5% of our outstanding common stock at the time, and affiliates. In March 2000, the Company sold 15,000 shares of Series C Convertible Preferred Stock to WCAS at a purchase price of $1,000 per share and issued a warrant to WCAS, in connection with this sale, to purchase 266,667 shares of the Company's Class A Common Stock at an exercise price of $.03 per share. The warrant will terminate in June 2009. Also in March 2000, in connection with the issuance of 500,000 shares of our Class A Common Stock for an aggregate purchase price of $5,250,000, the Company issued $36,000,000 principal amount of 10% senior subordinated notes due March 27, 2010, for a purchase price of $30,750,000 to WCAS. Additionally, in March 2000, the Company sold 3,750 shares of Series C Convertible Preferred Stock to FFT and affiliates at a purchase price of $1,000 per share. All amounts owed to WCAS and FFT were settled during 2001 either by conversion to common stock or through payment of a portion of the proceeds of the IPO and the Debt Offering. Only the warrant to purchase common stock remained outstanding at December 31, 2002 and 2001. USPI has entered into agreements with certain majority and minority owned surgery centers to provide management services. As compensation for these services, USPI charges the surgery centers management fees which are either fixed in amount or represent a fixed percentage of each center's net revenue less bad debt. The percentages range from 2.9% to 8.0%. Amounts recognized under these agreements, after elimination of amounts from majority-owned, consolidated surgery centers, totaled approximately $7,310,000, $4,649,000 and $2,157,000 in 2002, 2001 and 2000, respectively, and are included in management and administrative services revenue in the accompanying consolidated statements of operations.

13. INCOME TAXES

The components of income (loss) before income taxes were as follows:

(in thousands)	**2002**	2001	2000
Domestic	**$ 24,423**	$ 2,219	$ (4,960)
Foreign	**5,623**	(591)	(2,133)
	$ 30,046	$ 1,628	$ (7,093)

Income tax expense (benefit) attributable to income consists of:

(in thousands)	Current	Deferred	Total
Year ended December 31, 2002:			
U.S. federal	**$ –**	**$ 8,503**	**$ 8,503**
State and local	**809**	**460**	**1,269**
Foreign	**1,046**	**(372)**	**674**
Net income tax expense	**$ 1,855**	**$ 8,591**	**$ 10,446**
Year ended December 31, 2001:			
U.S. federal	$ 20	$ (2,923)	$ (2,903)
State and local	767	–	767
Foreign	1,739	(725)	1,014
Net tax expense (benefit)	$ 2,526	$ (3,648)	$ (1,122)
Year ended December 31, 2000:			
U.S. federal	$ –	$ –	$ –
State and local	248	–	248
Foreign	1,659	(837)	822
Net tax expense (benefit)	$ 1,907	$ (837)	$ 1,070

Income tax expense (benefit) differed from the amount computed by applying the U.S. federal income tax rate of 35% in 2002 and 34% in 2001 and 2000 to pretax loss in fiscal years ended December 31, 2002, 2001 and 2000 as follows:

(in thousands)	Years Ended December 31, **2002**	2001	2000
Computed "expected" tax expense (benefit)	**$ 10,516**	$ 554	$ (2,412)
Increase (reduction) in income taxes resulting from:			
Net operating loss carryforwards	**348**	904	2,661
Differences between U.S. financial reporting and foreign statutory reporting	**3,362**	452	(949)
State tax expense (benefit)	**998**	767	(250)
Removal of foreign tax rate differential	**(216)**	(160)	–
Goodwill	**296**	1,193	240
Change in valuation allowance	**(4,888)**	(4,398)	2,078
Equity investment in foreign subsidiary	**–**	–	(195)
Other	**30**	(434)	(103)
Total	**$ 10,446**	$ (1,122)	$ 1,070

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below.

(in thousands)	Years Ended December 31, **2002**	2001
Deferred tax assets:		
Net operating loss carryforwards	**$ 14,744**	$ 16,604
Basis difference of property and equipment	**1,908**	1,556
Basis difference in start-up costs	**701**	421
Spanish tax credit	**66**	594
Foreign withholding tax credit	**505**	491
Alternative minimum tax credit	**832**	866
Accrued expenses	**3,412**	3,928
Bad debts	**2,125**	786
Total deferred tax assets	**27,157**	27,289
Less valuation allowance	**(5,652)**	(10,540)
Net deferred tax assets	**$ 18,641**	$ 14,706
Deferred tax liabilities:		
Capitalized interest	**$ 760**	$ 225
Basis difference of acquisitions	**24,636**	17,781
Capital leases	**35**	35
Accelerated depreciation	**6,149**	3,550
Accrued pension obligation	**25**	250
Prepaid expenses	**956**	–
Other	**–**	3
Total deferred tax liabilities	**$ 32,561**	$ 21,844

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities,

projected future taxable income, and tax planning strategies in making this assessment. At December 31, 2002, USPI had net operating loss carryforwards for U.S. federal income tax purposes of $18.8 million, which are available to offset future federal taxable income, if any, through 2022. Of this total, $7.3 million was added through acquisitions and has restrictions as to utilization. At December 31, 2002, the Company's foreign net operating loss carryforwards of $21.6 million entirely relate to its operations in Spain. The Company has established a valuation allowance for the tax benefit on $16.1 million of its net operating loss carryforwards based on limitations on utilization and projections of future taxable income.

During 2002, the Company reduced its valuation allowance by $4.9 million, the effect of which is reflected in net income tax expense, to recognize the benefit of a portion of its foreign net operating loss carryforwards based on current and future expected taxable income. During 2001, the Company reduced its valuation allowance by $4.4 million due to the historical and projected profitability in the United States.

14. EQUITY-BASED COMPENSATION

On April 30, 1998, USPI adopted a stock option plan pursuant to which USPI's Board of Directors granted, at various dates through February 12, 2001, non-qualified or incentive stock options to selected employees, officers, and directors of USPI. USPI adopted a 2001 Equity-Based Compensation Plan (the Plan) on February 13, 2001. At any given time, the number of shares of common stock issued under the Plan plus the number of shares of common stock issuable upon the exercise of all outstanding awards under the Plan may not exceed the lesser of 300,000,000 shares or 12.5% of the total number of shares of common stock then outstanding, assuming the exercise of all outstanding warrants and options under the Plan. The Plan provides for grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to USPI employees, including officers and employee-directors, and for grants of nonstatutory stock options, restricted stock awards, stock appreciation rights, phantom stock awards and annual incentive awards to USPI employees, consultants and nonemployee directors. The Board of Directors or a designated committee shall have the sole authority to determine which individuals receive grants, the type of grant to be received, vesting period and all other option terms. Incentive stock options granted generally have an option price no less than 100% of the fair market value of the common stock on the date of grant with the term not to exceed ten years.

The Company's net income, as reported, includes approximately $534,000, $82,000, and $10,000 of expense, net of related tax effects, arising from stock-based employee compensation during 2002, 2001 and 2000, respectively. These amounts primarily consist of expense related to a grant of 333,333 options in December 2000 at a price below the market value of the Company's common stock and grants totaling 62,500 shares of common stock during 2002. The Company is amortizing the expense related to these grants on a straight-line basis over the estimated service period and carried deferred compensation balances of approximately $1,226,000 and $369,000 at December 31, 2002 and 2001, respectively.

Effective February 1, 2001, the Company granted options to purchase 66,666 shares of common stock to William H. Wilcox. The exercise price of the options is equal to $14.00 per share, the initial public offering price. As a result of the Company meeting certain earnings per share targets in 2001 and 2002 (a) options with respect to 11,111 shares will vest on December 31 of each of 2002, 2003 and 2004 and (b) options with respect to 11,111 shares will vest on December 31 of each of 2003, 2004 and 2005.

At December 31, 2002, there were 2,057,324 shares available for grant under the Plan. The per share weighted-average fair values at date of grant for stock options granted during 2002, 2001 and 2000 were $10.25, $7.40 and $5.52, respectively, and were estimated based on a Black Scholes valuation model, using the following assumptions:

	Years Ended December 31,		
	2002	2001	2000
Expected life in years	**5.0**	5.0	5.0
Interest rate	**4.0%**	4.6%	5.0%
Dividend yield	**0.0%**	0.0%	0.0%
Volatility	**40.0%**	40.0%	40.0%

Stock option activity during 2002, 2001 and 2000 was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 1999	856,933	$ 9.00
Granted	506,000	12.90
Exercised	(5,000)	6.00
Forfeited	(28,167)	10.68
Expired	–	–
Balance at December 31, 2000	1,329,766	10.47
Granted	1,676,474	15.73
Exercised	(114,205)	5.57
Forfeited	(33,071)	14.04
Expired	–	–
Balance at December 31, 2001	2,858,964	13.62
Granted	888,233	24.84
Exercised	(372,121)	7.13
Forfeited	(131,486)	18.34
Expired	–	–
Balance at December 31, 2002	**3,243,590**	**$ 17.24**
Shares exercisable at December 31, 2000	422,368	$ 8.55
Shares exercisable at December 31, 2001	942,369	$ 9.33
Shares exercisable at December 31, 2002	1,199,493	$ 12.36

Exercise prices for options outstanding as of December 31, 2002, ranged from $2.55 to $27.60. The following table provides certain information with respect to stock options outstanding at December 31, 2002:

Range of Exercise Price	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$2.55-$13.50	1,318,393	$ 10.84	6.77
$14.00-$22.84	1,110,468	18.55	8.27
$25.44-$27.60	814,729	25.83	9.20
	3,243,590	$ 17.24	7.89

The following table provides certain information with respect to stock options exercisable at December 31, 2002:

Range of Exercise Price	Stock Options Exercisable	Weighted Average Exercise Price
$2.55-$13.50	901,184	$ 9.84
$14.00-$22.84	235,664	18.54
$25.44-$27.60	62,645	25.44
	1,199,493	$ 12.36

Employee Stock Purchase Plan

USPI adopted an Employee Stock Purchase Plan on February 13, 2001. The plan provides for the grant of stock options to selected eligible employees. Any eligible employee may elect to participate in the plan by authorizing USPI's options and compensation committee to make payroll deductions to pay the exercise price of an option at the time and in the manner prescribed by USPI's options and compensation committee. This payroll deduction may be a specific amount or a designated percentage to be determined by the employee, but the specific amount may not be less than an amount established by the Company and the designated percentage may not exceed an amount of eligible compensation established by the Company from which the deduction is made. The Company has reserved 500,000 shares of common stock for this plan of which 69,183 and 61,377 were issued during 2002 and 2001, respectively.

15. EARNINGS PER SHARE

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of convertible preferred stock, convertible debt, and outstanding options and warrants, except where such effect would be antidilutive. Net income or loss attributable to common stockholders and net income or loss per common share include preferred stock dividends for purposes of this computation. The following table sets forth the computation of basis and diluted earnings per share for years ended December 31, 2002, 2001 and 2000:

	Years Ended December 31,		
(in thousands, except per share amounts)	**2002**	2001	2000
Net income (loss) attributable to common stockholders	**$ 19,600**	$ 66	$ (14,134)
Weighted average common shares outstanding	**24,925**	18,380	7,850
Effect of dilutive securities:			
Stock options	**841**	634	(A)
Warrants and restricted stock	**290**	277	(A)
Convertible subordinated debt	**(B)**	(A)	(A)
Series C convertible preferred stock	**(B)**	(A)	(A)
Shares used for diluted earnings (loss) per share	**26,056**	19,291	7,850
Basic earnings (loss) per share	**$ 0.79**	$ —	$ (1.80)
Diluted earnings (loss) per share	**$ 0.75**	$ —	$ (1.80)

(A) No incremental shares are included because the effect would be antidilutive.
(B) No securities of this type were outstanding during this period.

The convertible subordinated debt and Series C convertible preferred stock, which were excluded from the computation of 2001 earnings per share because their effect would be antidilutive, were converted to common stock during 2001.

16. SEGMENT DISCLOSURES

USPI has adopted Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (SFAS 131). SFAS 131 establishes standards for reporting information about operating segments in annual financial statements. USPI's business is the operation of surgery centers, private surgical hospitals and related businesses in the United States and Western Europe. USPI's chief operating decision maker, as that term is defined in the accounting standard, regularly reviews financial information about its surgery centers and private surgical hospitals for assessing performance and allocating resources both domestically and abroad. Accordingly, USPI's reportable segments consist of (1) U.S. based facilities and (2)

Western Europe based facilities, including facilities in Spain and the United Kingdom (beginning with USPI's April 2000 acquisition of Aspen Healthcare Holdings, Limited in the United Kingdom).

		Western Europe			
(in thousands)	U.S.	Spain	United Kingdom	Western Europe Total	Total
2002					
Net patient service revenue	**$164,770**	**$ 86,490**	**$ 47,434**	**$133,924**	**$298,694**
Other revenue	**41,065**	**2,627**	**–**	**2,627**	**43,692**
Total revenues	**$205,835**	**$ 89,117**	**$ 47,434**	**$136,551**	**$342,386**
Depreciation and amortization	**$ 15,427**	**$ 7,407**	**$ 3,696**	**$ 11,103**	**$ 26,530**
Operating income	**55,221**	**7,078**	**8,730**	**15,808**	**71,029**
Net interest income (expense)	**(20,060)**	**(2,397)**	**(2,472)**	**(4,869)**	**(24,929)**
Income tax benefit (expense)	**(9,961)**	**878**	**(1,363)**	**(485)**	**(10,446)**
Total assets	**437,351**	**168,604**	**121,330**	**289,934**	**727,285**
Capital expenditures	**11,663**	**7,468**	**13,330**	**20,798**	**32,461**
2001					
Net patient service revenue	$ 101,694	$ 69,583	$ 38,984	$ 108,567	$ 210,261
Other revenue	32,245	1,862	—	1,862	34,107
Total revenues	$ 133,939	$ 71,445	$ 38,984	$ 110,429	$ 244,368
Depreciation and amortization	$ 14,598	$ 7,976	$ 3,542	$ 11,518	$ 26,116
Operating income	25,634	2,021	6,119	8,140	33,774
Net interest income (expense)	(10,993)	(3,244)	(3,031)	(6,275)	(17,268)
Income tax benefit (expense)	1,962	186	(1,026)	(840)	1,122
Total assets	356,226	116,500	84,131	200,631	556,857
Capital expenditures	20,598	5,283	6,949	12,232	32,830
2000					
Net patient service revenue	$ 50,143	$ 57,116	$ 26,229	$ 83,345	$ 133,488
Other revenue	3,366	1,554	–	1,554	4,920
Total revenues	$ 53,509	$ 58,670	$ 26,229	$ 84,899	$ 138,408
Depreciation and amortization	$ 5,317	$ 6,335	$ 2,486	$ 8,821	$ 14,138
Operating income	3,835	446	3,368	3,814	7,649
Net interest income (expense)	(7,335)	(1,421)	(2,872)	(4,293)	(11,628)
Income tax benefit (expense)	(248)	(688)	(134)	(822)	(1,070)
Total assets	111,549	121,728	97,119	218,847	330,396
Capital expenditures	5,614	27,720	2,472	30,192	35,806

17. COMMITMENTS AND CONTINGENCIES

Financial Guarantees. As of December 31, 2002, the Company had issued guarantees of the indebtedness of its investees to third parties which could potentially require the Company to make maximum aggregate payments totaling approximately $17.3 million. Of the total, $8.3 million relates to the debt of consolidated subsidiaries, whose debt is included in the Company's consolidated balance sheet, and the remaining $9.0 million relates to the debt of unconsolidated affiliated companies, whose debt is not included in the Company's consolidated balance sheet. Generally, these arrangements (a) consist of guarantees of real estate and equipment financing, (b) are secured by the related property and equipment, (c) require payments by the Company, when the collateral is insufficient, in the event of a default by the investee primarily obligated under the financing, (d) expire as the underlying debt matures at various dates through 2022, and (e) provide no recourse for the Company to recover any amounts from third parties.

Litigation and Professional Liability Claims. The Company has been named as a defendant in a lawsuit filed by former shareholders of SURGICOE Corporation, which the Company acquired in March 2002. The suit alleges that the Company failed to discharge certain post-closing obligations under the acquisition agreement. The Company's management believes the suit is wholly without merit, and the Company plans to vigorously defend the suit.

Additionally, in its normal course of business, USPI is subject to claims and lawsuits relating to patient treatment. USPI believes that its liability for damages resulting from such claims and lawsuits is adequately covered by insurance or is adequately provided for in its consolidated financial statements.

Self Insurance. The Company is self-insured for healthcare for its U.S. employees up to predetermined amounts above which third party insurance applies. The Company believes that the accruals established at December 31, 2002, which were estimated based on actual employee health claim patterns, adequately provide for its exposure under this arrangement. Additionally, in the U.S. the Company maintains professional liability insurance that provides coverage on a claims made basis of $1.0 million per incident (after a $50,000 deductible) and $3.0 million in annual aggregate amount per location with retroactive provisions upon policy renewal. Certain of the Company's casualty and liability insurance policies have deductibles and contingent premium arrangements. The Company believes that the accruals established at December 31, 2002, which were estimated based on historical claims, adequately provide for its exposure under these arrangements.

Pension Obligations. One of the Company's U.K. subsidiaries, which the Company acquired in 2000, has obligations remaining under a defined benefit pension plan that originated in 1991 and was closed to new participants at the end of the 1998. At December 31, 2002, the plan had approximately 105 participants, plan assets of $4.9 million, and an accumulated pension benefit obligation of $7.6 million. At December 31, 2001, the plan had approximately 112 participants, plan assets of $5.1 million, and an accumulated pension benefit obligation of $4.8 million. Pension expense was approximately $0.4 million and $0.3 million for the years ended December 31, 2002 and 2001, respectively. During 2002 the Company recorded an after-tax charge of $1.5 million, included in other comprehensive income, as a result of the actuarially estimated benefit obligation exceeding plan assets, primarily as a result of declines in investment values and other changes in market conditions affecting the projected liabilities of the plan.

Employment Agreements. The Company entered into employment agreements dated November 15, 2002 with Donald E. Steen and William H. Wilcox. The agreement with Mr. Steen, the Company's Chairman and Chief Executive Officer, provides for annual base compensation of $475,000, and Mr. Steen is eligible for a performance bonus of up to 100% of his annual salary. The agreement provides for at least a 25% reduction in compensation during any period that Mr. Steen is serving only as Chairman. The board of directors may remove Mr. Steen from his position as Chief Executive Officer at any time after November 15, 2004 and, unless the board and Mr. Steen mutually agree otherwise, Mr. Steen will cease serving as Chief Executive Officer on November 15, 2006, although he would continue to serve as Chairman until November 15, 2011, at reduced compensation. If the board terminates Mr. Steen's employment other than for cause, Mr. Steen would be entitled to continue to receive compensation for an additional two to five years thereafter, depending on the timing of the termination.

The agreement with Mr. Wilcox, the Company's President, provides for annual base compensation of $415,000, and Mr. Wilcox is eligible for a performance bonus of up to 100% of his annual salary. The agreement has an initial term of two years and renews automatically for two-year terms unless terminated by either party.

18. SUBSEQUENT EVENTS

In March 2003, the Company acquired a surgical hospital in Marbella, Spain, for approximately $9.2 million in cash. In addition, the Company agreed to pay up to an additional total of $4.8 million to the sellers, depending on the resolution of certain contingencies over the next four years.

Additionally, the Company has entered into letters of intent with various entities regarding possible joint venture, development or acquisition projects. These projects are in various stages of negotiation.

19. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The following information is presented as required by regulations of the Securities and Exchange Commission in connection with the Debt Offering. This information is not routinely prepared for use by management. The operating and investing activities of the separate legal entities included in the consolidated financial statements are fully interdependent and integrated. Accordingly, the operating results of the separate legal entities are not representative of what the operating results would be on a stand-alone basis. Revenues and operating expenses of the separate legal entities include intercompany charges for management and other services.

The $150 million 10% Senior Subordinated Notes due 2011, were issued in a private offering on December 19, 2001 and subsequently registered as publicly traded securities through a Form S-4 effective January 15, 2002, by USPI's wholly-owned finance subsidiary, United Surgical Partners

Holdings, Inc. (USPH), which was created in 2001. The notes are guaranteed by USPI, which does not have independent assets or operations, and USPI's wholly- owned subsidiaries domiciled in the United States. USPI's investees in Spain and the United Kingdom are not guarantors of the obligation. USPI's investees in the United States in which USPI owns less than 100% are not guarantors of the obligation. The financial positions and results of operations (below, in thousands) of the respective guarantors are based upon the guarantor relationship as of the end of the year.

Condensed Consolidating Balance Sheets:

As of December 31, 2002	USPI and Wholly Owned U.S. Subsidiaries	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Assets				
Current assets:				
Cash and cash equivalents	$ 24,712	$ 22,859	$ –	$ 47,571
Accounts receivable, net	90	39,086	–	39,176
Other receivables	46,983	9,281	(21,529)	34,735
Inventories	280	7,476	–	7,756
Other	10,235	2,423	–	12,658
Total current assets	82,300	81,125	(21,529)	141,896
Property and equipment, net	39,236	231,743	(592)	270,387
Investments in affiliates	172,050	375	(153,729)	18,696
Intangible assets, net	166,036	122,685	(1,137)	287,584
Other	98,647	5,204	(95,129)	8,722
Total assets	$ 558,269	$ 441,132	$(272,116)	$ 727,285
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$ 1,357	$ 24,619	$ 13	$ 25,989
Accrued expenses	28,543	22,769	51	51,363
Current portion of long-term debt	2,453	11,937	(1,258)	13,132
Total current liabilities	32,353	59,325	(1,194)	90,484
Long-term debt	158,199	216,621	(111,249)	263,571
Other liabilities	7,936	16,173	–	24,109
Minority interests	–	7,387	19,473	26,860
Redeemable preferred stock	–	–	–	–
Stockholders' equity	359,781	141,626	(179,146)	322,261
Total liabilities and stockholders' equity	$ 558,269	$ 441,132	$(272,116)	$ 727,285

As of December 31, 2001	USPI and Wholly Owned U.S. Subsidiaries	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Assets				
Current assets:				
Cash and cash equivalents	$ 20,396	$ 13,485	$ —	$ 33,881
Accounts receivable, net	418	27,538	(410)	27,546
Other receivables	47,087	(11,174)	(5,334)	30,579
Inventories	223	5,462	—	5,685
Other	9,298	3,464	—	12,762
Total current assets	77,422	38,775	(5,744)	110,453
Property and equipment, net	41,767	170,449	(615)	211,601
Investments in affiliates	165,437	170	(153,279)	12,328
Intangible assets, net	119,596	97,350	(1,137)	215,809
Other	88,148	33,777	(115,259)	6,666
Total assets	$ 492,370	$ 340,521	$ (276,034)	$ 556,857
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$ 2,121	$ 18,512	$ —	$ 20,633
Accrued expenses	24,758	13,733	404	38,895
Current portion of long-term debt	2,433	8,841	(634)	10,640
Total current liabilities	29,312	41,086	(230)	70,168
Long-term debt	158,170	186,093	(116,222)	228,041
Other liabilities	1,936	14,110	—	16,046
Minority interests	—	5,958	10,117	16,075
Redeemable preferred stock	—	—	—	—
Stockholders' equity	302,952	93,274	(169,699)	226,527
Total liabilities and stockholders' equity	$ 492,370	$ 340,521	$ (276,034)	$ 556,857

Condensed Consolidating Statements of Operations:

As of December 31, 2002	USPI and Wholly Owned U.S. Subsidiaries	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Revenues	**$ 69,932**	**$ 283,558**	**$ (11,104)**	**$ 342,386**
Operating expenses, excluding depreciation and amortization	**45,352**	**210,847**	**(11,372)**	**244,827**
Depreciation and amortization	**9,726**	**16,828**	**(24)**	**26,530**
Operating income (loss)	**14,854**	**55,883**	**292**	**71,029**
Interest income (expense), net	**(12,039)**	**(12,890)**	**–**	**(24,929)**
Other expense		**292**	**(1,208)**	**(292)**
(1,208)				
Income (loss) before minority interests	**3,107**	**41,785**	**–**	**44,892**
Minority interests in income of consolidated subsidiaries	**–**	**(7,148)**	**(7,698)**	**(14,846)**
Income (loss) before income taxes	**3,107**	**34,637**	**(7,698)**	**30,046**
Income tax (expense) benefit	**(9,441)**	**(1,005)**	**—**	**(10,446)**
Net income (loss)	**$ (6,334)**	**$ 33,632**	**$ (7,698)**	**$ 19,600**

As of December 31, 2001				
Revenues	$ 55,537	$ 194,611	$ (5,780)	$ 244,368
Operating expenses, excluding depreciation and amortization	39,478	150,814	(5,814)	184,478
Depreciation and amortization	9,782	16,592	(258)	26,116
Operating income (loss)	6,277	27,205	292	33,774
Interest income (expense), net	(6,353)	(10,928)	13	(17,268)
Other expense	(4,899)	(2,181)	(240)	(7,320)
Income (loss) before minority interests	(4,975)	14,096	65	9,186
Minority interests in income of consolidated subsidiaries	—	(4,058)	(3,500)	(7,558)
Income (loss) before income taxes	(4,975)	10,038	(3,435)	1,628
Income tax (expense) benefit	2,056	(934)	—	(1,122)
Net income (loss)	$ (2,919)	$ 9,104	$ (3,435)	$ 2,750

As of December 31, 2000				
Revenues	$ 5,590	$ 136,394	$ (3,576)	$ 138,408
Operating expenses, excluding depreciation and amortization	11,406	109,059	(3,844)	116,621
Depreciation and amortization	2,043	12,135	(40)	14,138
Operating income (loss)	(7,859)	15,200	308	7,649
Interest income (expense), net	(3,127)	(8,517)	16	(11,628)
Other income (expense)	499	(3,251)	1,970	(782)
Income (loss) before minority interests	(10,487)	3,432	2,294	(4,761)
Minority interests in income of consolidated subsidiaries	—	(1,358)	(974)	(2,332)
Income (loss) before income taxes	(10,487)	2,074	1,320	(7,093)
Income tax (expense) benefit	(223)	(847)	—	(1,070)
Net income (loss)	$ (10,710)	$ 1,227	$ 1,320	$ (8,163)

Condensed Consolidating Statements of Cash Flows:

As of December 31, 2002	USPI and Wholly Owned U.S. Subsidiaries	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Cash flows from operating activities:				
Net loss	**$ (6,333)**	**$ 33,632**	**$ (7,699)**	**$ 19,600**
Changes in operating and intercompany assets and liabilities and noncash items included in net income (loss)	**23,378**	**(96,840)**	**113,067**	**39,605**
Net cash provided by (used in) operating activities	**17,045**	**(63,208)**	**105,368**	**59,205**
Cash flows from investing activities:				
Purchases of property and equipment, net	**(4,661)**	**(25,418)**	**—**	**(30,079)**
Purchases of new businesses	**(54,809)**	**(7,580)**	**—**	**(62,389)**
Other items	**(517)**	**1,486**	**—**	**969**
Net cash used in investing activities	**(59,987)**	**(31,512)**	**—**	**(91,499)**
Cash flows from financing activities:				
Long-term borrowings, net	**(3,097)**	**(1,849)**	**—**	**(4,946)**
Proceeds from issuance of common stock	**53,665**	**32,716**	**(32,716)**	**53,665**
Other items	**(3,309)**	**72,110**	**(72,110)**	**(3,309)**
Net cash provided by (used in) financing activities	**47,259**	**102,977**	**(104,826)**	**45,410**
Effect of exchange rate changes on cash	**—**	**1,116**	**(542)**	**574**
Net increase in cash	**4,317**	**9,373**	**—**	**13,690**
Cash at the beginning of the year	**20,396**	**13,485**	**—**	**33,881**
Cash at the end of the year	**$ 24,713**	**$ 22,858**	**$ —**	**$ 47,571**

As of December 31, 2001	USPI and Wholly Owned U.S. Subsidiaries	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Cash flows from operating activities:				
Net loss	$ (2,919)	$ 9,121	$ (3,452)	$ 2,750
Changes in operating and intercompany assets and liabilities and noncash items included in net income (loss)	2,636	31,906	3,565	38,107
Net cash provided by (used in) operating activities	(283)	41,027	113	40,857
Cash flows from investing activities:				
Purchases of property and equipment, net	(7,130)	(18,647)	—	(25,777)
Purchases of new businesses	(57,099)	(415)	126	(57,388)
Other items	(27,953)	(852)	29,409	604
Net cash provided by (used in) investing activities	(92,182)	(19,914)	29,535	(82,561)
Cash flows from financing activities:				
Long-term borrowings, net	34,842	(10,516)	(29,409)	(5,083)
Proceeds from issuance of common stock	132,818	239	(239)	132,818
Other items	(55,564)	—	—	(55,564)
Net cash provided by (used in) financing activities	112,096	(10,277)	(29,648)	72,171
Effect of exchange rate changes on cash	—	(37)	—	(37)
Net increase (decrease) in cash	19,631	10,799	—	30,430
Cash at inception	765	2,686	—	3,451
Cash at the end of the year	$ 20,396	$ 13,485	$ —	$ 33,881

As of December 31, 2000	USPI and Wholly Owned U.S. Subsidiaries	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Cash flows from operating activities:				
Net income (loss)	$ (10,710)	$ 1,226	$ 1,321	$ (8,163)
Changes in operating and intercompany assets and liabilities and noncash items included in net income (loss)	(634)	21,104	(1,304)	19,166
Net cash provided by (used in) operating activities	(11,344)	22,330	17	11,003
Cash flows from investing activities:				
Sales (purchases) of property and equipment, net	(4,233)	4,719	—	486
Purchases of new businesses	(42,942)	(65,581)	25,239	(83,284)
Other items	4,100	(3,703)	7,336	7,733
Net cash provided by (used in) investing activities	(43,075)	(64,565)	32,575	(75,065)
Cash flows from financing activities:				
Long-term borrowings, net	33,750	17,358	(7,336)	43,772
Proceeds from issuance of common stock	5,069	25,239	(25,239)	5,069
Other items	15,895	(1,545)	—	14,350
Net cash provided by (used in) financing activities	54,714	41,052	(32,575)	63,191
Effect of exchange rate changes on cash	—	623	(17)	606
Net increase (decrease) in cash	295	(560)	—	(265)
Cash at the beginning of the year	470	3,246	—	3,716
Cash at the end of the year	$ 765	$ 2,686	$ —	$ 3,451

20. NEW ACCOUNTING PRONOUNCEMENTS

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This standard requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under previous accounting standards, a liability for an exit cost (as defined by the standard) was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. To the extent that the Company initiates exit or disposal activities after this date, SFAS No. 146 might have a material effect on its results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others* (FIN 45). FIN 45 addresses financial accounting for and disclosure of guarantees, requiring certain guarantees issued or modified after December 31, 2002 to be recorded at fair value. This treatment differs from the existing treatment, under SFAS No. 5, *Accounting for Contingencies*, of recording a liability only when a loss is probable and reasonably estimable. The Company adopted the disclosure requirements, which apply to existing guarantees as well as newly issued ones, as of December 31, 2002. The portion of the standard requiring certain guarantees to be recorded at fair value was adopted January 1, 2003, and is not expected to have a material impact on the Company's financial position and results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. This new standard amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide for alternative methods of transition for an entity that voluntarily changes to the fair value based method of

accounting for stock-based employee compensation. In addition, the standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and were adopted by the Company as of December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* (FIN 46). FIN 46 addresses the consolidation by business enterprises of variable interest entities, as defined in the Interpretation, and is applicable for years ending after June 15, 2003 to interests in variable interest entities created or obtained after January 31, 2003. The Company does not expect the application of this standard to have a material impact on its financial position or results of operations.

21. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2002 Quarters			
(in thousands, except per share amounts)	First	Second	Third	Fourth
Net revenues	$ 75,078	$ 85,841	$ 85,831	$ 95,636
Net income (loss)	4,703	6,114	3,040	5,743
Basic earnings (loss) per share	$ 0.20	$ 0.25	$ 0.12	$ 0.21
Diluted earnings (loss) per share	$ 0.19	$ 0.24	$ 0.12	$ 0.21

	2001 Quarters			
(in thousands, except per share amounts)	First	Second	Third	Fourth
Net revenues	$ 53,836	$ 59,896	$ 60,783	$ 69,853
Net income (loss)	519	1,753	1,724	(1,246)
Basic earnings (loss) per share	$ (0.04)	$ 0.06	$ 0.05	$ (0.07)
Diluted earnings (loss) per share	$ (0.04)	$ 0.06	$ 0.05	$ (0.07)

Quarterly operating results are not necessarily representative of operations for a full year for various reasons, including case volumes, interest rates, acquisitions, changes in contracts, the timing of price changes, and financing activities. For example, the fourth quarter of 2002 includes impairment of investment securities of $1.1 million, and the fourth quarter of 2001 includes a loss on early retirement of debt of $7.5 million, which represents the write-off of the unamortized discount on a senior subordinated note and the unamortized debt issue costs related to the company's primary Spain credit agreement, both of which were paid off prior to their maturity dates using the proceeds of the Debt Offering in December 2001. In addition, USPI's capital structure was significantly altered by the Company's issuance of publicly traded debt and equity securities during 2001 and 2002, and USPI has completed acquisitions throughout 2001 and 2002, all of which significantly affect the comparability of net income and earnings per share from quarter to quarter.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
United Surgical Partners International, Inc.:

We have audited the accompanying consolidated balance sheets of United Surgical Partners International, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Surgical Partners International, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, United Surgical Partners International, Inc. and subsidiaries fully adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" in 2002.

KPMG LLP

Dallas, Texas
February 19, 2003

DOMESTIC AND INTERNATIONAL LOCATIONS

UNITED STATES

ALABAMA
Decatur
Healthcare Partner:
Decatur General Hospital
Facilities:
Decatur Surgery Center

ARIZONA
Phoenix
Healthcare Partner:
Saint Joseph's Hospital and Medical Center
Facilities:
Warner Park Surgery Center
Chandler Surgical Hospital *
Cottonwood
Facilities:
Cottonwood Surgery Center *

CALIFORNIA
Los Angeles
Facilities:
Coast Surgery Center of South Bay, Inc.
San Gabriel Valley Surgical Center
Center for Ambulatory Surgical Treatment

FLORIDA
Destin
Facilities:
Destin Surgery Center
Winter Park
Facilities:
University Surgical Center
Sarasota
Facilities:
Surgery Center of Sarasota

GEORGIA
Atlanta
Healthcare Partner:
Northside Hospital
Facilities:
Advanced Surgery Center
East West Surgery Center
Lawrenceville Surgery Center
Northwest Georgia Orthopaedic Surgery Center
Resurgens Surgical Center
Roswell Surgery Center
Southside Surgery Center *

MISSOURI
Kansas City
Facilities:
Creekwood Surgery Center

NEVADA
Las Vegas
Healthcare Partner:
Saint Rose Dominican Hospital
Facilities:
Parkway Surgery Center

NEW JERSEY
Healthcare Partner:
Robert Wood Johnson
University Hospital
Facilities:
Robert Wood Johnson Surgery Center
Healthcare Partner:
Meridian Health System
Facilities:
Shrewsbury Ambulatory Surgery Center
Toms River Surgery Center

NEW MEXICO
Albuquerque
Facilities:
New Mexico Orthopaedic Surgery Center
Las Cruces
Facilities:
Las Cruces Surgery Center

NEW YORK
Long Island
Facilities:
Day-Op Center of Long Island

OHIO
Northern Ohio
Facilities:
Austintown Ambulatory Surgery Center
The Surgery Center
Zeeba Ambulatory Surgery Center
Columbus
Facilities:
Eastside Surgery Center†
Riverside Outpatient Surgery Center†

OKLAHOMA
Oklahoma City
Facilities:
Specialists Surgery Center
Southwest Ambulatory Surgery Center†
Oklahoma Center for Orthopedic and Multi-Specialty Surgery†

TENNESSEE
Nashville
Healthcare Partner:
Saint Thomas Health Services
Facilities:
Baptist Ambulatory Surgery Center
Middle Tennessee Ambulatory Surgery Center
Physicians Pavilion Surgery Center
Saint Thomas Surgicare
Baptist Campus development *
Knoxville
Healthcare Partner:
Covenant Healthcare
Facilities:
Parkwest Surgery Center
Johnson City
Healthcare Partner:
Johnson City Medical Center
Facilities:
Mountain Empire Surgery Center

TEXAS
Corpus Christi
Facilities:
Corpus Christi Outpatient Surgery
Dallas/Fort Worth
Healthcare Partner:
Baylor Health Care System
Facilities:
Baylor Surgicare
Denton Surgicare
Bellaire Surgery Center
Frisco Medical Center
Grapevine Surgery Center
Lewisville Surgicare
Mary Shiels Hospital
Medical Center Surgicare
Metroplex Surgicare
North Texas Surgery Center (De Soto)
Physicians Daysurgery Center
Premier Ambulatory Surgery of Garland
Surgery Center of Arlington
Texas Surgery Center
Valley View Surgery Center
Houston
Healthcare Partner:
Memorial Hermann Healthcare System
Facilities:
Doctors Outpatient Surgicenter
Sugar Land Surgical Hospital
TOPS Surgical Specialty Hospital
United Surgery Center - SouthEast
Tyler
Facilities:
The Ambulatory Surgery Center of Tyler†

VIRGINIA
Fredericksburg
Facilities:
Surgi-Center of Central Virginia

WYOMING
Jackson Hole
Facilities:
Teton Outpatient Services

SPAIN

Madrid
Facilities:
Clinica San Camilo
Clinica San Jose

Barcelona
Facilities:
Centro de Cirugia Ambulatorio
Instituto Universitario Dexeus

La Coruna
Facilities:
Instituto Policlinico Santa Teresa

Marbella
Facilities:
Hospital de Marbella

Murcia
Facilities:
USP Hospital San Carlos

Seville
Facilities:
Clinica Sagrado Corazón

Vitoria
Facilities:
Clinica Nuestra Senora de la Esperanza

UNITED KINGDOM

London
Facilities:
Holly House Hospital
Parkside Hospital

* *In development*
† *Managed facilities*

DIRECTORS AND OFFICERS

Board of Directors

Donald E. Steen
Chairman of the Board
Chief Executive officer
United Surgical Partners International, Inc.

Joel T. Allison
President and Chief Executive Officer
Baylor Health Care System

James C. Crews
Former Chief Executive Officer
Banner Health Arizona

John C. Garrett, M.D.
Founder
Resurgens, P.C

D. Scott Mackesy
General Partner
Welsh, Carson, Anderson & Stowe

Thomas L. Mills
Partner
Winston & Strawn

Boone Powell, Jr.
Retired Chairman of the Board
Baylor Health Care System

Paul B. Queally
General Partner
Welsh, Carson, Anderson & Stowe

Jerry P. Widman
Retired Chief Financial Officer
Ascension Health

William H. Wilcox
President
United Surgical Partners International, Inc.

David P. Zarin, M.D.
Founding Partner
Texas ENT Specialists, PA, and TOPS Surgical Specialty Hospital

Officers

Donald E. Steen
Chairman and Chief Executive officer

William H. Wilcox
President

Mark A. Kopser
Senior Vice President and Chief Financial Officer

Dave A. Alexander, Jr., M.D.
Chairman
OrthoLink Physicians Corporation

Jonathan R. Bond
Senior Vice President, Operations

Brett P. Brodnax
Senior Vice President and Chief Development Officer

Monica Cintado-Scokin
Senior Vice President - Development

Mark C. Garvin
Senior Vice President, Operations

J. Anthony Martin
Vice President and Corporate Controller

Gabriel Masfurroll
President
United Surgical Partners Spain

Pat McCann
Managing Director
Global Healthcare Partners United Kingdom

Richard J. Sirchio
Vice President, Investor Relations and Treasurer

Mark A. Tulloch
President and Chief Operating Officer
OrthoLink Physicians Corporation

John J. Wellik
Senior Vice President, Compliance Officer and Secretary

Independent Public Accountants
KPMG LLP
717 North Harwood Street, Suite 3100
Dallas, TX 75201-6585

Corporate Counsel
Nossaman, Guthner, Knox and Elliott, LLP
445 S. Figueroa Street
31st Floor
Los Angeles, CA 90071-1602

Transfer Agent
Wachovia Bank, National Association
Corporate Trust Department
1525 West W.T. Harris Blvd., Bldg. 3C3
Charlotte, NC 28262-1153
(704) 590-7381

Corporate Headquarters
United Surgical Partners International, Inc.
15305 Dallas Parkway
Suite 1600 - LB 28
Addison, Texas 75001
(972) 713-3500
www.unitedsurgical.com

Form 10-K
The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2002, with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing: Shareholder Relations, United Surgical Partners International, Inc., 15305 Dallas Parkway, Suite 1600 - LB 28, Addison, Texas 75001.

Common Stock
The Company's Common Stock has been traded on The Nasdaq stock market (National Market) under the symbol USPI since June 8, 2001. The following table sets forth the quarterly high and low closing sales prices as reported on the Nasdaq National Market System since the Company's initial public offering.

	High	Low
2002		
First Quarter	**$ 23.20**	**$ 16.50**
Second Quarter	**33.38**	**22.52**
Third Quarter	**32.32**	**21.15**
Fourth Quarter	**24.35**	**13.65**
2001		
Second Quarter *(beginning with June 7th IPO)*	$ 24.00	$ 17.07
Third Quarter	25.15	18.00
Fourth Quarter	21.15	15.55

As of March 25, 2003, the Company had a total of approximately 5,326 stockholders, including 276 stockholders of record and approximately 5,050 persons or entities holding Common Stock in nominee name.

The Company has never paid any cash dividend on its capital stock. The Company currently anticipates that all of its earnings will be retained to finance the growth and development of its business, and therefore, does not anticipate that any dividend will be declared or paid on the Common Stock in the foreseeable future.



United Surgical Partners
INTERNATIONAL

15305 Dallas Parkway
Suite 1600 - LB 28
Addison, Texas 75001
(972) 713-3500
www.unitedsurgical.com